03003784

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Minebea Co., Ltd

*CURRENT ADDRESS:

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 4551 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/11/03

Minebea


For Minebea, competitiveness means ultraprecision machining and mass production technology.

Minebea Co., Ltd.
ANNUAL REPORT 2002
Year Ended March 31, 2002

Minebea Co., Ltd., was established in 1951 as Japan's first specialized manufacturer of high-precision miniature ball bearings. Today, the Company is the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components, supplying customers worldwide in the information and telecommunications equipment, aerospace, automotive and household electrical appliance industries.

As of March 31, 2002, the Minebea Group encompassed 50 subsidiaries and affiliates in 14 countries. These companies maintain 32 plants and 52 sales offices and employ a total of 43,729 people.

Contents

At a Glance	1
Consolidated Financial Highlights	2
A Message to Shareholders	3
An Interview with Tsugio Yamamoto	6
Performance by Industry Category	13
Performance by Region	18
Protecting the Environment	20
A History of Achievements	22
Organization	24
Board of Directors	25
Contact Information	26
Financial Section	27
Principal Subsidiaries	51
Corporate Data	53

Disclaimer Regarding Future Projections

In this annual report, all statements that are not historical facts are future projections made based on certain assumptions and our management's judgement drawn from currently available information. Accordingly, when evaluating our performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including: (i) changes in economic indicators surrounding us, or in demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

AT A GLANCE

Year ended March 31, 2002

Machinery Components

Percentage of net sales


43.7%


Net Sales of Machinery Components
Billions of yen
150
120
90
60
30
0
142.0
136.8
127.7
124.5
122.0
1998
1999
2000
2001
2002

Principal Products

- **Bearings and Bearing-Related Products**
  - Miniature ball bearings
  - Small-sized ball bearings
  - Integrated-shaft ball bearings
  - RO bearings
  - Fluid dynamic bearings
  - Rod-end bearings
  - Spherical bearings
  - Roller bearings
  - Journal bearings
  - Pivot assemblies
  - Tape guides
- **Other Machinery Components**
  - Aerospace/automotive fasteners
  - Special machinery components
  - Magnetic clutches and brakes
  - Solenoid valves

Electronic Devices and Components

Percentage of net sales


56.0%


Net Sales of Electronic Devices and Components
Billions of yen
200
160
120
80
40
0
180.9
157.6
146.1
151.9
156.3
1998
1999
2000
2001
2002

Principal Products

- **Rotary Components**
  - Hard disk drive (HDD) spindle motors
  - Hybrid-type stepping motors
  - Permanent magnet (PM) stepping motors
  - DC brushless motors
  - Fan motors
  - DC brushless motors for electric power steering systems
  - Variable reductance (VR) resolvers
- **Other Electronic Devices and Components**
  - Personal computer (PC) keyboards
  - Speakers
  - Electronic devices (FDD subassemblies, magnetic heads for FDDs, MODs, front light assemblies for reflective color LCDs)
  - Power electronic components (switching power supplies, inductors, hybrid ICs)
  - Measuring equipment (strain gauges, load cells)

Consumer and Others

In the fiscal year ended March 31, 2001, we transferred our holding in subsidiary Actus Corporation, although we continued to procure furniture on behalf of the company until February 2002, generating negligible sales. As of the end of the period under review, we have withdrawn from the consumer and others industry category and will not report sales or earnings in this category in the fiscal year ending March 31, 2003, or thereafter.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31

	Millions of yen		Percentage change	Thousands of U.S. dollars (Note)
	2002	2001	2002/2001	**2002**
Net sales	**¥279,344**	¥287,045	(2.7)%	**$2,096,390**
Operating income	**21,972**	32,977	(33.4)	**164,893**
Net income	**5,298**	14,826	(64.3)	**39,760**
Total shareholders' equity	**112,732**	100,574	12.1	**846,026**
Total assets	**350,037**	346,965	0.9	**2,626,919**
Return on shareholders' equity	**5.0%**	11.6%		

	Yen		Percentage change	U.S. dollars (Note)
Per Share Data:				
Net income (primary)	**¥ 13.27**	¥ 37.14	(64.3)%	**$0.10**
Shareholders' equity	**282.42**	251.96	12.1	**2.12**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=US$1, the approximate rate of exchange on March 31, 2002.

Net Sales and Operating Income


Billions of yen
400
320
240
160
80
0
326.1
305.3
284.8
287.0
279.3
58.8
38.5
31.1
33.0
22.0
1998
1999
2000
2001
2002
Net sales
Operating income

Net Income and Net Income per Share


Billions of yen
Yen
16
12
8
4
0
-4
40
30
20
10
0
-10
38.42
28.94
37.14
13.27
15.1
11.5
14.8
5.3
-2.7
-6.72
1998
1999
2000
2001
2002
Net income (left scale)
Net income per share (right scale)

Return on Shareholders' Equity (ROE) and Return on Assets (ROA)


%
16
12
8
4
0
-4
11.4
8.0
11.6
5.0
2.9
2.4
4.0
1.5
-0.6
-1.8
1998
1999
2000
2001
2002
ROE
ROA

A MESSAGE TO SHAREHOLDERS

The Year in Review

Minebea faced a harsh operating environment in the fiscal year, ended March 31, 2002, as the global economic downturn depressed demand from manufacturers of information and telecommunications equipment—its primary customers. Sales of mainstay ball bearings fell as weak sales to the information and telecommunications industry offset firm sales to certain segments of the household electrical appliance and automotive industries. We also faced sluggish demand for other principal products, including fan motors and stepping motors. Despite brisk sales of HDD spindle motors—both those containing ball bearings and those containing fluid dynamic bearings—and an increase in sales of PC keyboards, consolidated net sales declined 2.7%, to ¥279,344 million.

Although efforts to reduce manufacturing costs, particularly for ball bearings, were successful, they failed to offset the impact of lower sales of mainstay products and forward investments related to, among others, fluid dynamic bearing HDD spindle motors. As a consequence, consolidated operating income fell 33.4%, to ¥21,972 million. Similarly, although decreases in interest expenses and losses on liquidation of subsidiaries and affiliates reduced other expenses, gains were insufficient to counter the drop in operating income and other factors. Accordingly, consolidated net income plunged 64.3%, to ¥5,298 million.

Despite a decline in net income, ongoing steps to reduce inventories and control capital investment allowed us to boost free cash flow—net cash provided by operating activities minus expenditure for purchase of property, plant and equipment—to ¥7,772 million, an increase of ¥9,317 million from the previous period. Free cash flow was applied to the repayment of debt, enabling us to lower net interest-bearing debt ¥4,508 million, to ¥168,720 million, further improving our financial position.



Tsugio Yamamoto
President and Representative Director

Three Basic Management Directions

Strategic Achievements

During this turbulent period, we continued to implement strategies in line with our three-year management plan, launched in the fiscal year ended March 31, 2000, to guide our efforts to enhance growth and profitability.

Strengthen Our Bearings Business

Shipments of ball bearings fell in the fiscal year ended March 31, 2002, as a consequence of lower demand from the information and telecommunications industry. Toward the end of the period, however, demand from this industry began to pick up. Soaring demand from manufacturers in China for use in air conditioners further underscored the outstanding growth potential of this area, as did the rapid expansion of applications for precision small motors containing ball bearings, owing to the increasing digitization of household electrical appliances and the prevalence of electric control systems in automobiles.

In preparation for a significant rise in demand for ball bearings, in the fiscal year ended March 31, 2001, we expanded production capacity at plants in Shanghai and elsewhere, boosting our global monthly capacity to 150 million pieces. In the period under review, we took decisive steps to enhance our competitive edge in terms of production and sales by raising product quality and lowering manufacturing costs. We also reinforced our sales structure in Asia, Europe and the United States.

Expand Rotary Components Business

We continued to benefit from brisk demand for HDD spindle motors as the market for HDD spindle motors containing fluid dynamic bearings took off in the second half of the period. Production of HDD spindle motors continued to rise, reflecting successful efforts to ensure stable, high product quality and enhance production efficiency at a dedicated plant in Thailand, completed in March 2001.

Demand for fan motors for PCs remained stagnant. Nonetheless, we continued to develop high-value-added new models and improve product quality and lower manufacturing costs for low-end models, thereby completing the groundwork for business expansion beginning in the fiscal year ending March 31, 2003.

We also continued to strengthen cooperation among automotive motor development, manufacturing and sales divisions and finalized plans for a number of models. Production of most of these models is slated to begin in 2004. We expect this business to grow into a key source of growth and will thus continue to focus considerable efforts on its expansion and development.

Respond to Growth in Existing Markets for High-Value-Added Products and Cultivate New Markets

Despite a sluggish market for PCs, we continued to see growth in sales of HDD spindle motors and PC keyboards in the fiscal year ended March 31, 2002, reflecting the success of our strategic focus on high-value-added new models. Although sales of fan motors and switching power supplies flagged, we continued to revamp our development system and improve product quality and seek applications for new models. In the years ahead, we plan to further bolster the ratio of high-value-added products in our lineup.

A New Medium-Term Management Plan

Minebea continues to operate in an environment characterized by rapid and profound changes. These include, but are not limited to, the shift of production to Southeast Asia and China by customers, rapid growth in the Chinese market, the realignment of key customer industries and persistent pressure to lower prices. In recent years, we have sought to respond to such changes, as well as strengthen our business structure, by selectively focusing resources in key areas and investing heavily in core product categories. These efforts enabled us to significantly strengthen our production capabilities, as well as highlighted tasks we must address to improve our competitiveness—namely the need to improve responsiveness to market changes and cultivate new markets.

Based on the results of these efforts, management has formulated a new medium-term management plan—effective from the fiscal year ending March 31, 2003—that is designed to put the Company back on the growth track. We invite you to read more about the new medium-term management plan in the Q&A-format special feature of this year's annual report.

While the new medium-term management plan maintains the three basic management directions set forth in its predecessor, it sets forth four basic strategies that address remaining tasks and build on the success of the previous plan.

Targets Under the New Medium-Term Management Plan

Millions of yen

	2002 (Actual)	2003 (Target)	2004 (Target)	2005 (Target)
Net sales	**¥279,344**	¥288,000	¥316,800	¥348,000
Operating income	**21,972**	24,000	33,000	37,000
Net income	**5,298**	10,000	17,000	21,000

Reinforce R&D

Implement measures that help us maximize competitive advantages in manufacturing and sales and facilitate entry into new markets.

Expand operational strategies in China

Respond to the shift toward production in China by customers and capitalize on the rapid expansion of the local market by integrating and strengthening our sales structure, expanding production capabilities and improving cost competitiveness.

Reorganize sales structure

Establish a highly efficient, global sales structure that enables us to expand sales and cultivate new markets by identifying and responding appropriately to customer needs.

Restructure unprofitable businesses

Return loss-making businesses, such as switching power supplies, to profitability as quickly as possible, thereby raising overall Group profitability.

The new medium-term management plan also focuses on five key product areas: ball bearings, HDD spindle motors, fan motors, automotive motors and sensors, and switching power supplies.

Ball bearings

Our principal source of income and cash, ball bearings, is expected to see outstanding growth over the medium-to-long term in China and other markets.

HDD spindle motors

HDD spindle motors, which use our ultraprecision machining and mass production technologies—our principal competitive advantages—are positioned as a new profit-expanding pillar of our rotary component operations under the new medium-term management plan.

Fan motors

Like HDD spindle motors, fan motors are positioned as a new pillar of our rotary component operations under the new medium-term management plan. Efforts will focus on enhancing profitability by maximizing economies of scale, lowering costs and enhancing our product mix.

Automotive motors and sensors

Automotive motors and sensors are expected to contribute significantly to future growth.

Switching power supplies

To raise the profitability of switching power supplies—currently an unprofitable business—we will focus particularly on expanding the weighting of high-value-added products.

As I have already described, our efforts during the period under review incorporated the aim of strengthening and expanding these businesses. In the years ahead, our efforts to achieve these ends will be governed by two overriding objectives: build a new portfolio of high-revenue, high-profit businesses and enhance corporate value. In these and all of our efforts I look forward to the continued support of our shareholders.

June 27, 2002



Tsugio Yamamoto
President and Representative Director

Q What are the specific numerical goals of Minebea's new medium-term management plan?

A Our specific numerical goals, which we have already announced, are as shown in the table and graphs below.

Targets Under the New Medium-Term Management Plan

Millions of yen

	Actual Results	← |	→	Forecasts	
	2001	2002	2003	2004	2005
Net sales					
Machinery components					
Bearings and bearing-related products	101,096	100,114	98,800	102,800	108,300
Other machinery components	23,365	21,911	19,850	21,450	23,350
	124,461	122,025	118,650	124,250	131,650
Electronic devices and components					
Rotary components	73,603	76,440	93,450	109,300	128,450
Other electronic devices components	78,307	79,863	75,900	83,250	87,900
	151,910	156,303	169,350	192,550	216,350
Consumer and others	10,674	1,016	—	—	—
	287,045	**279,344**	**288,000**	**316,800**	**348,000**
Operating income (loss)					
Machinery components	23,906	22,135	22,000	25,250	28,000
Electronic devices and components	8,259	(163)	2,000	7,750	9,000
Consumer and others	812	(0)	—	—	—
	32,977	**21,972**	**24,000**	**33,000**	**37,000**
Income before income taxes	22,387	12,949	18,000	27,500	33,000
Net income	**14,826**	**5,298**	**10,000**	**17,000**	**21,000**
Depreciation and amortization	22,149	24,385	25,000	25,000	25,600
Expenditure for purchase of property, plant and equipment	39,877	26,245	17,600	28,200	23,400
Net interest-bearing debt (excluding convertible bonds)	173,228	168,720	144,000	128,000	64,000

Net Sales by Industry Category


Billions of yen
400
320
240
160
80
0
Actual Results Forecasts
2001
2002
2003
2004
2005

Machinery components
Bearings and bearing-related products
Other machinery components
Electronic devices and components
Rotary components
Other electronic devices and components
Consumer and others

Operating Income by Industry Category


Billions of yen
40
30
20
10
0
-10
Actual Results Forecasts
2001
2002
2003
2004
2005

Machinery components
Electronic devices and components
Consumer and others

Depreciation and Amortization and Expenditure for Purchase of Property, Plant and Equipment


Billions of yen
40
32
24
16
8
0
Actual Results Forecasts
2001
2002
2003
2004
2005

Depreciation and amortization
Expenditure for purchase of property, plant and equipment

Net Interest-Bearing Debt


Billions of yen
200
160
120
80
40
0
Actual Results Forecasts
2001
2002
2003
2004
2005



Q What measures will you implement in line with the new medium-term management plan to achieve growth in consolidated net sales and earnings?

A In the past two years, we have implemented a variety of measures designed to reinforce competitiveness in line with the three basic management directions set forth in our previous, three-year management plan. These measures have enabled us to lay a foundation for implementing the four specific strategies and addressing the key remaining tasks outlined in our new medium-term management plan, which will enable us to translate these achievements into future growth and profitability.

With the aim of reinforcing mainstay operations, we:

- expanded our monthly production capacity for ball bearings to 150 million pieces, from 130 million;
- took decisive steps to lower production costs for ball bearings;
- expanded production capacity significantly at our bearing and fan motor plants in China;
- strengthened our HDD spindle motor operations by starting production of fluid dynamic bearings; and
- entered the automotive components business, commencing production of motors for electric power steering systems and developing new products, including VR resolvers with resolver-to-digital (RD) converters, and electric brake systems.

In line with our strategy of withdrawing from the consumer business and reorganizing other unprofitable businesses, we:

Miniature and Small-Sized Ball Bearings



Each ball bearing comprises an outer ring, inner ring, balls, retainers, shields and snap rings. Essential to high-precision motors and other rotary components, ball bearings determine rotational accuracy. Minebea manufactures more than 8,500 different types of miniature and small-sized ball bearings.

Rod-End and Spherical Bearings



Used in aircraft components, such as wing flaps, engine and wing mounts and hatches, rod-end and spherical bearings function as joints. These bearings are also used extensively in helicopters, trains and automobiles.

- transferred our holding in furniture and interior decor products subsidiary Actus and completed the transfer of the operations of subsidiary Minebea Credit Co., Ltd., to third parties;
- withdrew from the wheel business; and
- revamped other unprofitable business, notably speakers, fasteners and switching power supplies.

To improve our operating strength, we:

- established the Research and Development Headquarters as part of an effort to reinforce R&D and overhaul our development structure;
- reorganized our global sales structure;
- established the Business Reform Committee; and
- continued to reduce net interest-bearing debt.

The Company's transfer of its holding in Actus, a furniture and interior decor product sales subsidiary, and its withdrawal from the wheel business in the fiscal year ended March 31, 2001, resulted in a net sales decrease of ¥17,000 million.

Q What specifically do you mean by "a foundation for future growth profitability" and "key remaining tasks?"

A We succeeded in raising the competitiveness of our ball bearing operations—our principal income source—and our precision small motor operations, which have grown into the second pillar of our operations after bearings. Global demand for ball bearings flagged during the period under review, and we took advantage of this downtime to slash manufacturing costs. This, combined with a substantial expansion of production capacity since the fiscal year ended March 31, 2001, will enable us to capitalize on anticipated growth in demand and contribute to a sharp increase in profitability. Efforts to enhance production capabilities also positioned us to take advantage of and expected increase in demand for precision small motors, particularly HDD spindle motors containing fluid dynamic bearings, production of which came on line during the period.

Improving responsiveness to market changes emerged as the most important remaining task for us going forward. The four strategies contained in our new medium-term management plan—which I have already described in my message to shareholders—reflect this understanding.

Fluid Dynamic Bearings



A fluid dynamic bearing features a rotating shaft, which generates a hydrodynamic force, causing the sleeve to rotate around the shaft. A thin layer of lubricant injected between the shaft and sleeve prevents contact, improving rotational accuracy, quietness and robustness.

RO Bearings



Developed by Minebea for use in HDD spindle motors, the unique RO bearing features two raceways on the inside of the outer ring and one each on the shaft and inner ring fitted on the shaft. Because they essentially combine the functions of two bearings, RO bearings prevent misalignment, minimize Non-Repeatable Run Out (NRRO) and facilitate compact motor designs.

Q How are you addressing the issue of narrowing margins on electronic devices and components?

A Raising sales and profitability of rotary components is crucial to the success of our new medium-term management plan. In particular, we will focus on strengthening our HDD spindle motor and fan motor operations, which we expect to be major profit growth drivers.

HDD spindle motors offer outstanding potential for us. In advance of an anticipated jump in demand for spindle motors for use in HDDs for PCs and audiovisual equipment, we invested during the period under review to boost production capacity, positioning us to increase average monthly shipments to 8.5 million units by March 2005, from an estimated 3.5 million at present.

We see fan motors as another important growth market. Accordingly, we will maximize our production capabilities—which were expanded significantly in the previous period—to increase our weighting in high-value-added products, such as fan trays for telecommunications base stations, while at the same time take decisive steps to lower manufacturing costs, thereby allowing us to offer low-cost, high-quality, low-end models. We currently expect average monthly shipments of Minebea fan motors to nearly double, to 7.5 million by March 2005, from approximately 4.0 million at present.



Q How are efforts to reinforce R&D progressing? What results have you seen?

A Our most important competitive advantages are the ultraprecision machining and mass-production technologies—made possible by our vertically integrated manufacturing system. We have cultivated these

HDD Spindle Motors



The precision and speed of an HDD spindle motor determines the HDD's capacity and speed. Accordingly, HDD spindle motors must offer superior rotational speed and low NRRO. In addition to models containing ball bearings or RO bearings, Minebea manufactures models with fluid dynamic bearings, giving it a distinct advantage in this key market.

Fan Motors


NMB

Fan motors are used to cool the inside of PCs and other office automation (OA) equipment by directing heat outside. Minebea manufactures high-end axial fan motors using bearings produced in-house, as well as blowers for railroad use.



through the production of ball bearings. Another key advantage is our highly efficient global sales network, encompassing 50 subsidiaries and affiliates in 14 countries. To maximize our manufacturing and sales capabilities, we are taking steps to reinforce R&D, as well as strengthening ties among R&D, sales and manufacturing groups. Specifically, we established the Research and Development Headquarters at the parent company and unified Group R&D activities. In addition to facilitating timely and efficient investment in promising projects, by facilitating closer contact between our R&D personnel and those of our customers, this system will facilitate a smooth, organic flow from development through production and to shipment.

Specific achievements to date are concentrated primarily in three product areas. Certainly one of our biggest triumphs must be the launch of full-scale production of HDD spindle motors containing fluid dynamic bearings. We have also developed high-value-added fan motors for use in telecommunications equipment, as well as improved product quality and reduced manufacturing costs for fan motors for low-end applications. Another important accomplishment was the commercialization of new automotive motors. We have positioned these as promising growth areas and anticipate solid results from all three in the years ahead.

Q You have positioned precision small motors as the second pillar of Minebea's operations after bearings. What competitive advantages do you have in this area?

A We have more than 30 years of experience in manufacturing and selling precision small motors. Here again, the ultraprecision machining and mass-production technologies that are our most important competitive advantages as a bearing manufacturer play an essential role. Bearings determine motor precision. We mass produce bearings (ball bearings and fluid dynamic bearings) for our motors in-house. This gives us an unmatched competitive edge. We also boast a supply system that enables us to respond swiftly and accurately to market expansion and evolving customer needs.

Our competitive advantages are particularly important in HDD spindle motors, fan motors and automotive motors. With the demand for these products growing rapidly, we have prioritized all three as key growth markets for Minebea.

Q When do you expect automotive motors to start contributing to income?

A At present, our principal automotive motors are DC brushless motors for electric power steering systems and stepping motors for headlight and axis control systems and dashboard units. We also continue to develop promising new products that we expect to eventually become mainstays in this area. In 2001, we announced a next-generation VR resolver with RD converter, developed in cooperation with Analog Devices, Inc., of the United States, a leading manufacturer of integrated circuits, vehicle distance sensors and other products. We will begin manufacturing these products in 2004, so this business will officially get off the ground in the fiscal year ending March 31, 2005. We expect these products to begin making a significant contribution to income in the fiscal year ending March 31, 2006.

Q Minebea's sales of mainstay bearings have increased substantially in recent years. What is the growth potential for bearings going forward?

A Demand for bearings was weak in the fiscal year ended March 31, 2002, as a consequence of sluggish conditions in the information and telecommunications equipment market, but began to pick up in the second half—a trend we expect to continue throughout the fiscal year ending March 31, 2003. In the medium-to-long term, the market for bearings in China will definitely grow. With expanding production of household electrical appliances—not only air conditioners but also vacuum cleaners and other items—boosting the need for bearings for high-end small motors, we expect to see a sharp increase in demand for ball bearings.

Demand for small ball bearings has increased steadily throughout Minebea's history. In the late 1970s, for example, demand growth centered on videocassette recorders (VCRs), which were fast becoming popular consumer items. In the following decade, demand was lead by OA equipment, while in the 1990s we benefited from a sharp increase in demand for use in PCs and peripheral equipment. We are confident the market for ball bearings for use in PCs and peripheral equipment will continue expanding. Moreover, we expect the development of advanced electric control systems for automobiles—which feature multiple small motors, all containing small ball bearings—to spur demand for ball bearings for use in small motors.

Q Do you expect surging demand for fluid dynamic bearings to hamper sales of and squeeze margins on ball bearings?

A The particular type of fluid dynamic bearing we have been seeing so much of in the Japanese media recently is used primarily in HDD spindle motors. While fluid dynamic bearings are accounting for an increasing share of the bearings we supply for use in HDD spindle motors, ball bearings continue to account for the greater portion of bearings supplied for use in household electrical appliances, OA equipment and automotive equipment because they are better suited to these applications. This is not likely to change in the near future. Bearings for HDD spindle motors represent only a small percentage of our total bearing shipments, so an increase in demand for fluid dynamic bearings is not likely to have a considerable negative impact on ball bearing profits.

Q How are your operations in China progressing, and what is your outlook there?

A Sales in China accounted for approximately 12% of consolidated Group sales in the fiscal year ended March 31, 2002. We expect this percentage to double by the fiscal year ending March 31, 2004. Our sales in China are dominated by ball bearings, fan motors, HDD spindle motors and pivot assemblies. The local market for ball bearings—the majority of which are shipped to air conditioner manufacturers—is currently expanding by between 10% and 20% annually.

The markets for PCs and household electrical appliances are expected to continue growing. We are confident that market growth, together with the increasing sophistication of locally made products, will fuel demand for Minebea products in the years ahead.

Our new medium-term management plan places a high priority on strategies for our operations in China. In line with the plan, we will focus on reinforcing both manufacturing and sales capabilities. We will step up sales activities through our new sales headquarters in Hong Kong, which was established in the fiscal year ended March 31, 2002, to oversee sales in China, the Taiwan area and Korea.

Q How successful have your efforts been to eliminate unprofitable businesses?

A In the fiscal year ended March 31, 2001, we announced that we would target the elimination of four unprofitable businesses. These efforts are proceeding on schedule.

First, in November 2001 we completed our withdrawal from the wheel business with the closure of our wheel plant.

Second, we are terminating production of loss-making products and introducing new, high-value-added products in the fastener business, which we expect to report significantly improved results by the end of the fiscal year ending March 31, 2004.

Third, brisk sales to PC and car stereo manufacturers in the United States and efforts to streamline development and production bases contributed to a significant improvement in the profitability of our speaker business in the fiscal year ended March 31, 2002.

Finally, in the switching power supply business we are shifting toward high-value-added products, a strategy that is contributing to a substantial improvement, although the business has not yet returned to profitability.

Q What steps have you taken to improve disclosure to shareholders?

A Ensuring effective disclosure and highly transparent management has always been a key priority of our management plans. Accordingly, we continue to strive to ensure fair and open disclosure.

An important source of information is our Web site <http://www.minebea.co.jp/>, which features an extensive section devoted exclusively to investor information. We post press releases, information meeting materials and other information—in Japanese and English—as quickly as possible to ensure fair access to information. In July 2002, we revamped the Web site completely, making it easier and more convenient to use.

In another move aimed at enhancing disclosure, we will begin publishing quarterly results information in the fiscal year ending March 31, 2003.

Q How does Minebea measure corporate value?

A As a company, our ongoing goal is to ensure high growth and high profitability. To this end, we continue to focus on maximizing our competitive advantages in production—namely, our ultraprecision machining and mass-production technologies—and reinforcing sales and development, that is, our ability to respond swiftly to market changes. In recent years, we have taken decisive steps to strengthen Minebea as a company, including significantly improving our financial soundness and withdrawing from all nonmanufacturing businesses. These efforts have enabled us to set clear business strategies for the future. As we strive to expand and reinforce our operations in the years ahead, the most important yardstick for measuring corporate value will be operating margin. If we can ensure solid operating income, I am confident we will earn the trust and support of our shareholders.

Q What leadership qualities will be demanded of you to ensure success in an era of intense, borderless competition?

A During its 50-year history, Minebea has implemented numerous management plans and strategies. While these plans and strategies have varied with the times, all have sought to build on Minebea's outstanding manufacturing capabilities. We have also taken advantage of both upturns and downturns to expand the scale of our operations. Today, however, we face a major turning point, and one we must navigate effectively to ensure future growth.

In this era of rapid and profound change, corporate leaders must be able to formulate clear and decisive management strategies and goals and determine the best path for their company to take going forward. For this reason, I believe it is most important for a leader to be able to build and maintain strong, comprehensive management, manufacturing, sales, development and administrative capabilities.

Review of operations and results in Minebea's three industry categories in the fiscal year ended March 31, 2002

Machinery Components

Bearings and Bearing-Related Products


Ball bearings


Ball bearings (RO bearings)


Pivot assemblies


Rod-end bearings


Spherical bearings


Journal bearings


Roller bearings

Other Machinery Components


Fasteners


Special machinery components


Solenoid valves

Electronic Devices and Components

Rotary Components


HDD spindle motors


Hybrid-type stepping motors


PM stepping motors


Fan motors


DC brushless motors


VR Resolvers

Other Electronic Devices and Components


PC keyboards


Speakers


Switching power supplies


MO Disk Drives


Front light assemblies for reflective color LCDs


Measuring equipment (strain gauges, load cells)

Consumer and Others

Operations in this category focus on retail sales of furniture and interior decor products.

(This segment comprises the operations of subsidiary Actus Corporation. In February 2001, Minebea transferred its holding in Actus to TRS Co., Ltd.)

Machinery Components



Net Sales of Machinery Components
Billions of yen
150
120
90
60
30
0
142.0
136.8
127.7
124.5
122.0
1998
1999
2000
2001
2002



Percentage of net sales
43.7%

Principal Products

- **Bearings and Bearing-Related Products**
  - Miniature ball bearings
  - Small-sized ball bearings
  - Integrated-shaft ball bearings
  - RO bearings
  - Fluid dynamic bearings
  - Rod-end bearings
  - Spherical bearings
  - Roller bearings
  - Journal bearings
  - Pivot assemblies
  - Tape guides
- **Other Machinery Components**
  - Aerospace/automotive fasteners
  - Special machinery components
  - Magnetic clutches and brakes
  - Solenoid valves

Highlights of the Fiscal Year Ended March 31, 2002

- We completed our withdrawal from the wheel business.
- We refurbished the Karuizawa Manufacturing Unit—the parent plant for overseas plant in this segment—to enhance it product development capabilities.

Business Environment

- Despite sluggish markets for information and telecommunications equipment, demand began to pick up in the latter half of the term.
- The Chinese market continued to expand, especially for ball bearings used in air conditioners, vacuum cleaners and other household electrical appliances, with further growth expected in the future.
- The fiscal year ended March 31, 2002, saw the widespread adoption of HDD spindle motors containing fluid dynamic bearings.

Issues and Strategies

- In the medium-to-long term, we expect demand for ball bearings to grow amid the increasing digitization of household electrical appliances, greater use of electric control systems in automobiles and the expanding Chinese market. We will further upgrade our ball bearing business, which is a key pillar in our new medium-term management plan's earnings strategy.

In the fiscal year ended March 31, 2002, sales of machinery components amounted to ¥122,025 million, down 2.0% from fiscal 2001, and accounted for 43.7% of consolidated net sales. Reflecting efforts to reduce manufacturing costs, category operating income was held to a 7.4% decline, to ¥22,135 million, and the operating margin was 18.1%.

Bearings and Bearing-Related Products

Sales of bearings and bearing-related products slipped 1.0%, to ¥100,114 million. Despite healthy sales of bearings to manufacturers of household electrical appliances and automobiles, demand from the information and telecommunications industry for these products and pivot assemblies stagnated. As a result, overall sales were weak. By contrast, rod-end bearings and spherical bearings performed well.

In the fiscal year ended March 31, 2002, our monthly average **ball bearing** output slipped to between 110 and 120 million pieces, reflecting weak demand from manufacturers of information and telecommunications equipment, especially PCs, although it recovered to approximately 140 million pieces toward the end of the period. The volume of ball bearings sold for internal use—notably in fan motors and stepping motors—declined. In contrast, shipments to makers of air conditioners, vacuum cleaners and other household electrical appliances, especially in China, were solid.

In the fiscal year ending March 31, 2003, we predict a recovery in demand from the information and telecommunications industry, as well as increased demand from the household electrical appliance and automotive sectors. We also anticipate a major gain in in-house sales thanks to a growing motor business. Meanwhile, the Chinese market—centering on household electrical appliances—continues to expand, and demand for bearings for use in motors is rising in line with the increasing use of electric control systems in automobiles. Accordingly, demand for ball bearings is forecast to climb in the medium term. We will continue with efforts to achieve further cost reductions, and thus expect to record a significant improvement in earnings.

Sales of **rod-end bearings and spherical bearings** were healthy in the first half of the period, helped by solid orders from the aircraft industry. Although sales remained firm as we filled a backlog of orders, in the latter half, new orders declined considerably owing to the September 11 terrorist attacks in the United States. Expecting the impact of these attacks to continue in the fiscal year ending March 31, 2003, we plan to expand marketing and cultivate new customers in markets for small and medium-sized aircraft, while emphasizing enhanced production efficiency.

Sales of **pivot assemblies** were slow, reflecting flagging performances in the PC industry. In the fiscal year ending March 31, 2003, we will endeavor to raise profitability by targeting sales to manufacturers of HDDs, a market in which our share remains low. By providing low-cost products, we hope to expand sales to existing customers while also targeting new ones.

Other Machinery Components

Due to a decline in revenues from our wheel business, which was liquidated in the fiscal year ended March 31, 2002, sales of other machinery components fell 6.2%, to ¥21,911 million.

Sales of **fasteners** remained practically unchanged. Despite weak demand from the automotive sector, sales to aircraft manufacturers were solid. The Company also benefited from a reassessment of its product lineup, which has been under way since the previous fiscal year. In the fiscal year ending March 31, 2003, we will further raise the ratio of high-value-added products in our fastener lineup to improve profitability.

Sales of **defense-related special machinery components** were in line with our forecasts, which were based on the Japanese Defense Agency's medium-term plan. In fiscal 2003, we expect sales to this sector to remain largely unchanged.

Electronic Devices and Components


Net Sales of Electronic Devices and Components
Billions of yen
200
160
120
80
40
0
180.9
157.6
146.1
151.9
156.3
1998
1999
2000
2001
2002

Percentage of net sales


56.0%

Principal Products

● **Rotary Components**
- HDD spindle motors
- Hybrid-type stepping motors
- PM stepping motors
- DC brushless motors
- Fan motors
- DC brushless motors for electric power steering systems
- VR resolvers

● **Other Electronic Devices and Components**
- PC keyboards
- Speakers
- Electronic devices (FDD subassemblies, magnetic heads for FDDs, MODs, front light assemblies for reflective color LCDs)
- Power electronic components (switching power supplies, inductors, hybrid ICs)
- Measuring equipment (strain gauges, load cells)

Highlights of the Fiscal Year Ended March 31, 2002

- The Company shifted its measuring equipment operations from Singapore to China.

Business Environment

- Stagnating markets for information and telecommunications equipment weakened sales of fan motors, stepping motors, switching power supplies, FDD subassemblies and other products.
- Demand for HDD spindle motors containing fluid dynamic bearings grew significantly.
- Markets for precision small motors and other products in this category expanded further amid the increasing digitization of household electrical appliances and the growing use of electric control systems in automobiles.

Issues and Strategies

- We have identified reinforcing product development capabilities as an urgent priority, crucial to increasing the weighting of high-value-added products capable of withstanding market fluctuations and price declines.
- To respond effectively to the needs of mainstay customers that have shifted production to China, we further upgraded our manufacturing bases and reorganized our sales structure in that country.
- In the fiscal year ended March 31, 2002, we proceeded with measures in line with our basic strategy for building precision small motors and other rotary components into a second pillar of the Company business, similar in scale to our bearing operations.

Sales of electronic devices and components increased 2.9%, to ¥156,303 million, or 56.0% of consolidated net sales. While overall market conditions were difficult, sales of HDD spindle motors and PC keyboards were solid. We reported a category operating loss of ¥163 million. This result reflected intense price competition, weak demand from manufacturers of information and telecommunications equipment and forward investment in our HDD spindle motor business.

Rotary Components

Sales of fan motors and stepping motors declined, although sales of HDD spindle motors, including those containing fluid dynamic bearings, were strong. As a result, overall sales of rotary components grew 3.9%, to ¥76,440 million.

Demand for **HDD spindle motors** was generally solid, owing in part to the rapid proliferation of fluid dynamic bearing motors from autumn 2001. In the fiscal year ending March 31, 2003, we will start shipping fluid dynamic bearing HDD spindle motors to companies other than Seagate Technology, Inc.—currently our sole customer for these products. To this end, we plan to step up production, raising combined monthly capacity for these motors and RO bearing motors for server workstations to as high as 7.0 million units in the fiscal year ending March 31, 2003, from between 3.5 and 4.0 million units in the fiscal year ended March 31, 2002. In June 2002, we concluded a consignment production agreement with Matsushita Electric Industrial Co., Ltd., covering 2.5-inch fluid dynamic bearing HDD spindle motors. Depending on the progress of related arrangements, we will further reinforce production capacity.

Strengthening our HDD spindle motor business will be key to achieving the goals of our new medium-term management plan. Accordingly, we are focusing efforts on upgrading product development capabilities and production technologies. We are now well positioned to supply HDD spindle motors containing either ball bearings or fluid dynamic bearings according to emerging demand trends and user needs.

Sales of **fan motors** were slow, reflecting depressed demand from the PC sector. In response, we worked to lower manufacturing costs while expanding sales of high-value-added models and cultivating new markets. At the same time, we pursued a business strategy emphasizing expanded sales of high-quality, low-cost products to low-end markets. In the fiscal year ending March 31, 2003, we expect burgeoning demand for fan motors for use in telecommunications equipment and high-value-added server products. For this reason, we plan to raise monthly fan motor output to more than 6.0 million units, from 4.0 million units in the fiscal year ended March 31, 2002.

Owing to low prices and weak demand from OA equipment manufacturers, sales of **stepping motors** were slow. We expect this trend to continue in the fiscal year ending March 31, 2003, and will respond by further lowering manufacturing costs, while redefining target markets to raise the proportion of high-value-added products in our lineup.

We currently manufacture **DC brushless motors for electric power steering systems**, as well as stepping motors for optoaxial headlight adjustment. We are also actively developing motors for vehicle distance sensors, electric brake systems and other applications and have already secured new development contracts. We will commence production of these motors in 2004 and expect them to begin contributing substantially to earnings growth in the fiscal year ending March 31, 2006.

Other Electronic Devices and Components

Although sales of FDDs, MODs and other products were weak, sales of PC keyboards and speakers were favorable. As a result, sales in this segment rose 2.0%, to ¥79,863 million.

Amid a slowdown in the PC market, we increased the weighting of high-value-added **PC keyboards** while expanding sales of low-end items. As a consequence, we recorded solid sales of PC keyboards. In the fiscal year ending March 31, 2003, we will strive to further raise profitability by expanding sales to manufacturers of notebook PCs and targeting new markets.

Our **speaker** business benefited from focused rationalization measures implemented during the previous period. In the fiscal year ending March 31, 2003, we will take further steps to raise sales to the PC sector and to manufacturers of medium- and high-end products. We also plan to cultivate new customers in the cellular telephone and other markets.

Electronic device sales were weakened considerably by poor demand for FDD subassemblies and MODs and depressed conditions in the PC market. Sales of front light assemblies were sluggish as domestic demand failed to meet our projections. In the fiscal year ending March 31, 2003, we will endeavor to cultivate the markets for cellular telephones with color liquid crystal displays (LCDs) and personal digital assistants (PDAs) by promoting both front and back light assemblies.

Sales of **power electronic components** were hampered by sluggish demand for mainstay switching power supplies. However, we benefited from focused measures taken during the past two years, including reinforcement of our product development capabilities and rationalization of operations, which enabled us to enter markets for high-value-added products used in servers and workstations. We also developed cost-efficient business models. In these and other ways, our business restructuring efforts are reaping rewards.

Measuring equipment sales were generally slack, reflecting sluggish conditions in the domestic market. To address the needs of customers in the expanding Chinese market for such equipment, especially for weight scales, we shifted measuring equipment production from Singapore to China.

Consumer and Others


Net Sales of Consumer and Others
Billions of yen
15
12
9
6
3
0
3.2
10.9
10.9
10.7
1.0
1998
1999
2000
2001
2002

Percentage of net sales

0.4%

In the fiscal year ended March 31, 2001, we transferred our holding in Actus, a furniture and interior decor product sales subsidiary, to a third party, although we continued to procure furniture on behalf of Actus until February 2002. As a consequence, sales in this category declined to ¥1,016 million, from ¥10,674 million. Although we reported operating income of ¥812 million in fiscal 2001, we did not report operating income in the period under review.

As of the end of the period under review, we have withdrawn from the consumer and others industry category and thus will not report sales or earnings in this industry category in the fiscal year ending March 31, 2003, or thereafter.

PERFORMANCE BY REGION

Japan


Net Sales in Japan
Billions of yen
150
120
90
60
30
0
123.0
121.1
117.1
111.6
83.7
1998
1999
2000
2001
2002


Percentage of net sales
Percentage of operating income
3.5%
Percentage of total production
10.6%

Minebea reported significant declines in both sales and income in Japan, owing to flagging markets for information and telecommunications equipment, as well as the shift of production by many customers to other parts of Asia.

Domestic sales fell 25.0%, to ¥83,705 million, and accounted for 30.0% of consolidated net sales. Operating income in Japan dropped 93.5%, to ¥767 million, or 3.5% of consolidated operating income. The value of domestic production was ¥29,609 million, equivalent to 10.6% of total production.

In the fiscal year ended March 31, 2002, we reorganized our domestic sales operations to accelerate responsiveness to customers' needs and raise service quality. This involved setting up user- and customer-specific sales teams. On the production front, we refurbished the Karuizawa Manufacturing Unit—to enhance its capabilities as the parent plant for plants manufacturing bearings and small motors.

During the period, we closed our domestic wheel plant in November 2001 following a decision in the previous year to withdraw from this business. We also ended our involvement in the furniture import and sales business, having fulfilled our procurement-related contractual obligations remaining after the transfer of our holding in the subsidiary responsible for these operations in February 2002.

Asia (Excluding Japan)


Net Sales in Asia (Excluding Japan)
Billions of yen
150
120
90
60
30
0
86.6
77.0
74.1
82.4
95.9
1998
1999
2000
2001
2002


Percentage of net sales
34.3%
Percentage of operating income
79.1%
Percentage of total production
77.0%

The Minebea Group's business in Asia (excluding Japan) was negatively affected by depressed information and telecommunications markets in Japan, Europe and North America. Nevertheless, sales were favorable as customers from Japan and elsewhere accelerated their shift of production to the region. Amid difficult conditions, we endeavored to lower manufacturing costs and raise production efficiency at our plants in Thailand, China and Singapore, which together account for more than 75% of total Group output. As a consequence, regional sales grew 16.3%, to ¥95,884 million, equivalent to 34.3% of consolidated net sales. Regional operating income edged up 0.1%, to ¥17,387 million, or 79.1% of total operating income. The value of production in the region was ¥215,097 million, representing 77.0% of total production.

The increasingly rapid shift of production to China by key customers, together with the continuing expansion of local markets have made China an extremely important and promising market. Underscoring this, in the period under review our sales in Asia, excluding Japan, exceeded our domestic sales for the first time.

Responding to these various factors, in the fiscal year ended March 31, 2002, we fortified our sales organization in the region. Specifically, we undertook a reorganization in which our Singapore headquarters, which previously oversaw the entire region, is now responsible for Southeast Asia only, while our new Hong Kong headquarters serves customers in China, the Taiwan area and Korea. We also increased the number of sales engineers providing technical services to local customers and the number of sales people. In Hong Kong, in particular, we seconded staff from North American sales subsidiaries to handle U.S.-based customers in the region and assigned Korean sales staff to better serve Korean customers.

North and South America



Percentage of net sales
22.8%
Percentage of operating income
9.0%
Percentage of total production
10.1%



Net Sales in North and South America
Billions of yen
150
120
90
60
30
0
74.8
65.8
58.3
58.2
63.6
1998
1999
2000
2001
2002

The sudden slowdown in the U.S. economy hindered sales of fan motors, although our PC keyboards and speakers performed favorably. Orders from the aircraft industry declined following the September 11 terrorist attacks in the United States, but sales of bearings to aircraft manufacturers increased, assisted by a solid order backlog at the end of the previous period.

Sales in North and South America climbed 9.2%, to ¥63,569 million, or 22.8% of consolidated net sales. Regional operating income jumped 48.3%, to ¥1,968 million, or 9.0% of total operating income. Production in the region was valued at ¥28,345 million, or 10.1% of total production.

In the year under review, we fortified the development functions of sales subsidiary NMB Technologies Corporation, focusing on switching power supplies, fan motors and automotive products. In addition, we set up user-specific teams to oversee everything from initial product development to mass production. In these and other ways, we reinforced our R&D and technological capabilities. As previously mentioned, we seconded staff from North American sales subsidiaries to our new Hong Kong headquarters to better serve the needs of U.S. manufacturers shifting production to China.

Europe



Percentage of net sales
13.0%
Percentage of operating income
8.4%
Percentage of total production
2.3%



Net Sales in Europe
Billions of yen
150
120
90
60
30
0
41.6
41.4
35.3
34.8
36.2
1998
1999
2000
2001
2002

Despite slowing economic growth in Europe, mainstay products, such as ball bearings, rod-end bearings and spherical bearings, performed favorably. In contrast, income declined relative to the fiscal year ended March 31, 2001, as Precision-Motors-Deutsche-Minebea-GmbH (PMDM), a small motor development subsidiary in Germany, reported a decrease in royalty income.

Sales in Europe grew 4.1%, to ¥36,186 million, accounting for 13.0% of consolidated net sales. Regional operating income dropped 25.5%, to ¥1,850 million, or 8.4% of total operating income. The value of production in Europe was ¥6,293 million, or 2.3% of total production.

During the year, we rationalized switching power supply R&D activities and reinforced development of fan motors and HDD spindle motors. Precision small motors have become a mainstay business for Minebea, second only to our bearings business. Accordingly, the operations of German subsidiary PMDM are taking on increasing importance.

PROTECTING THE ENVIRONMENT

1992

MARCH

Minebea represents Japanese corporations in Thailand at the Japan–U.S. Stratospheric Ozone Protection Conference, where it displays a proprietary washing technology that uses purified and deoxidized water rather than specified CFCs or ethane.



Water-based washing system

1991

JULY

Minebea organizes the Anti-CFC Committee with the aim of phasing out the use of specified CFCs and ethane as cleaning agents.

1993

APRIL

Minebea becomes the first bearing manufacturer in the world to completely eliminate specified CFCs and ethane from all production processes.

(Note: Minebea installed its water-based washing system at all of its plants, at a total cost of ¥5.0 billion, enabling it to terminate use of approximately 145 tons of specified CFCs and 325 tons of ethane monthly worldwide.)

The Anti-CFC Committee is replaced by the Environmental Protection Committee.

JULY

Minebea displays its water-based washing technology at the Ozone Layer Protection Seminar, sponsored by Japan's Ministry of International Trade and Industry.

AUGUST

Minebea formulates its own "Charter for Environmental Protection."

OCTOBER

Minebea's Thai subsidiaries and the parent company receive the U.S. EPA's Stratospheric Ozone Protection Award.

1995

OCTOBER

Goro Ogino, then president of Minebea, receives the Stratospheric Ozone Protection Award for individuals, from the U.S. EPA.


UNITED STATES ENVIRONMENTAL PROTECTION AGENCY

Stratospheric Ozone Protection Award

1991 1992 1993 1995 1996

1996

APRIL

Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. establishes the Shanghai-Minebea Environmental Protection Fund, aimed at protecting the quality of the water in Lake Daishan-hu and the lake's surrounding environment.

JULY

Minebea finalizes plans to obtain ISO 14001 certification, the ISO's standard for environmental management systems.



Systematic environmental education and procedural training

Minebea's Environmental Management System


Companywide
President
Board of Directors
Director in Charge of Environmental Management
Environmental Protection Committee Chairman Vice-Chairman Members
Manufacturing Units
Divisional Environmental Protection Office Director of Environmental Management and Pollution Prevention
Divisional Environmental Protection Manager Divisional Representative of Director of Pollution Prevention, General Manager of Environmental Management
Divisional Environmental Protection Committee Chairman Vice-Chairman Members
Anti-Pollution Manager Industrial Waste Control Manager
Section
Section
Section
Section

1997

APRIL

The Karuizawa Manufacturing Unit, the principal parent plant and U.K. subsidiary Rose Bearings Ltd.'s Lincoln plant become the first bearing production facilities to obtain ISO 14001 certification.





Rose Bearings' Lincoln plant

Karuizawa Manufacturing Unit



Wastewater treatment facilities at a Minebea plant in Thailand



On-site environmental inspection (Karuizawa Manufacturing Unit)

SEPTEMBER

The Minebea Group is selected as winner of the U.S. EPA's Best-of-the-Best Stratospheric Ozone Protection Award.

OCTOBER

All of Minebea's plants in Thailand obtain ISO 14001 certification.



Minebea's Thai plants receive ISO 14001 certification

DECEMBER

Minebea Electronics & Hi-Tech Components' (Shanghai) two plants obtain ISO 14001 certification.



The Shanghai plant's cutting line is equipped with oil separators, which separate oil from metal chips, and oil collection ducts.

1998

JANUARY

The Singapore Plant obtains ISO 14001 certification.

FEBRUARY

German subsidiary Precision-Motors-Deutsche-Minebea-GmbH (PMDM) obtains ISO 14001 certification.

JUNE

Goro Ogino, then president of Minebea, receives the City of Shanghai's Shanghai Environmental Protection Award, in recognition of his contributions to environmental preservation in the city.

Japanese subsidiaries NMB Electro Precision, Inc., Minebea Onkyo Co., Ltd. (R&D Center), and Actus Corporation obtain ISO 14001 certification.

AUGUST

The Hamamatsu Manufacturing Unit, the parent plant for electronic components, obtains ISO 14001 certification.

OCTOBER

The Fujisawa and Omori Manufacturing units obtain ISO 14001 certification.

1999

JANUARY

The Kyoto Manufacturing Unit obtains ISO 14001 certification.

FEBRUARY

Rose Bearings Ltd.'s Skegness plant obtains ISO 14001 certification.

JUNE

U.S. subsidiary New Hampshire Ball Bearings, Inc.'s Peterborough plant obtains ISO 14001 certification.

NOVEMBER

U.K. subsidiary NMB (U.K.) Ltd.'s Inchinnan Keyboard Printing plant obtains ISO 14001 certification.

2000

OCTOBER

Minebea Electronics (UK) Ltd. obtains ISO 14001 certification.

2001

MAY

The Shanghai-Minebea Environmental Protection Fund is increased to Rmb 11.0 million, from Rmb 7.5 million.

JULY

U.S subsidiary Hansen Corporation obtains ISO 14001 certification.

NOVEMBER

U.S. subsidiary New Hampshire Ball Bearings, Inc.'s Chatsworth plant obtains ISO 14001 certification.

A HISTORY OF ACHIEVEMENTS

Minebea is Incorporated as a Small Factory in Tokyo

Minebea was incorporated in Itabashi-ku, Tokyo, in 1951, as Nippon Miniature Bearing Co., Ltd.—Japan's first specialized manufacturer of miniature ball bearings. Initially, the Company had 10 employees. In 1956, Minebea relocated to Saitama. With the aim of substantially expanding its production capacity, in 1963 the Company built a new, large-scale factory in Karuizawa, Nagano, that later became the Karuizawa Manufacturing Unit. In 1965, the Company shifted all production to the Karuizawa Factory. In subsequent years, the Company's operations expanded rapidly, reflecting rising demand and the increasing diversification of its product lineup. Because most production processes were still manual, the Company's payroll increased significantly. Prompted by the realization that it would be unable to secure skilled employees in Japan—a consequence of rapid growth in Japan's manufacturing sector and its own relatively low profile—Minebea decided to build its first major overseas factory, in Asia.

First Overseas Production Base is Established through U.S. Acquisition

In the latter half of the 1960s, approximately 70% of the ball bearings manufactured at the Karuizawa Factory were exported to the U.S. aerospace market and accounted for approximately 40% of the U.S. market for aerospace-use ball bearings. With the aim of protecting domestic bearing manufacturers, the U.S. government introduced legislation prohibiting overseas firms from supplying defense-related products. In response, in 1971 Minebea acquired a local subsidiary of Sweden's SKF, Inc.—the world's largest bearing maker—and launched production in the United States.

Mass Production is Launched in Singapore

Singapore's large, skilled labor force, status as an English-speaking country and official efforts to encourage foreign investment prompted Minebea to choose the country in 1972 for its first major overseas mass-production facility. The Singapore Factory began operating in 1973 and continued to serve as Minebea's principal facility for mainstay products until late in the 1970s, when the flood of foreign firms operating in the country and the imposition of restrictions on the use of non-Singaporean laborers again prompted concern over secure skilled employees and the hunt for another country in which to establish a mass-production base.

1951	**July**	Nippon Miniature Bearing Co., Ltd., Japan's first specialized manufacturer of miniature ball bearings, is incorporated in Azusawa, Itabashi-ku, Tokyo.
1956	**October**	The Company relocates its headquarters to Nihonbashi-Kabuto-cho, Chuo-ku, Tokyo, and its factory to Aoki-cho, Kawaguchi, Saitama.
1959	**June**	A new plant is established at Aoki-cho, Kawaguchi, Saitama, to serve as the Company's integrated headquarters and factory.
1962	**November**	A representative office is set up in the United States to cultivate the U.S. market.
1963	**March**	A factory is established in Karuizawa. Some operations are relocated to the Karuizawa Manufacturing Unit.
1965	**July**	The Kawaguchi Factory is closed and its equipment is conveyed to Karuizawa. The Company's headquarters is shifted from Kawaguchi, Saitama, to Miyota-machi, Kitasaku-gun, Nagano.
1967	**March**	A representative office is set up in London to promote business in Europe.
1968	**September**	Subsidiary Nippon Miniature Bearing Corporation (the present NMB Technologies Corporation) is established in Los Angeles, California.
1971	**April**	Sales subsidiary NMB (U.K.) Ltd. is established in the United Kingdom.
	May	The Company's stock is listed on the first sections of the Osaka and Nagoya stock exchanges.
	September	The Company acquires the U.S. Reed Instrument Corp. from SKF of Sweden and commences production in the United States.
1972	**February**	Manufacturing subsidiary NMB Singapore Ltd. is established in Singapore. (Production begins in 1973.)
1974	**September**	The Company acquires Shinko Communication Industry Co., Ltd., a major strain gauge manufacturer that is listed on the second section of the Tokyo Stock Exchange.
1975	**January**	The Company acquires U.S. company IMC Magnetics Corp., a listed manufacturer of small precision motors.
	July	The Company acquires a leading fastener producer, Tokyo Screw Co., Ltd., and an electromagnetic clutch manufacturer, Shin Chuo Kogyo Co., Ltd., both of which are listed on the second section of the Tokyo Stock Exchange.
1977	**September**	The Company acquires Hansen Manufacturing Co., Inc. (the present Hansen Corporation), which is, at the time, the motor manufacturing division of Mallory Corp., a U.S. multinational.
	October	Sales subsidiary Nippon Miniature Bearing GmbH (the present NMB-Minebea-GmbH) is established in Germany.
1980	**March**	The Company acquires the Singapore factory of Koyo Seiko Co., Ltd., and establishes Pelmec Industries (Pte.) Ltd. to manufacture small-sized ball bearings.
	August	Manufacturing subsidiary NMB Thai Ltd. is established in Thailand. (Production begins in 1982.)
1981	**January**	The marketing division of the Company is spun off as subsidiary NMB (Japan) Corporation, which is charged with integrating marketing operations for all manufacturing companies in the Minebea Group.
	October	The Company absorbs four of its manufacturing affiliates—Tokyo Screw Co., Ltd., Shinko Communication Industry Co., Ltd., Shin Chuo Kogyo Co., Ltd., and Osaka Motor Wheel Co., Ltd.—and changes its name to Minebea Co., Ltd.

1982	September	Sales subsidiary NMB Italia S.r.L. is established in Italy.
1983	March	The Company acquires a cooling fan manufacturer, Kondo Electric Works Ltd. (the present NMB Electro Precision, Inc.)
1984	August	Two manufacturing subsidiaries, Minebea Thai Ltd. and Pelmec Thai Ltd., are established in Thailand.
1985	March	The Company acquires New Hampshire Ball Bearings, Inc., a listed U.S. ball bearing manufacturer.
	September	The Company acquires the Miami Lakes operations of Harris Corporation, a Florida-based manufacturer of switching power supplies.
1986	May	The R&D center and subsidiary Minebea Electronics Co., Ltd., are established in Asaba-cho, Iwata-gun, Shizuoka.
1987	May	Manufacturing joint venture Thai Ferrite Co., Ltd. (the present Power Electronics of Minebea Co., Ltd.), is established in Thailand.
1988	February	The Company acquires Rose Bearings Ltd., a U.K. manufacturer of rod-end bearings and spherical bearings.
	March	Sales subsidiary NMB Technologies, Inc. (the present NMB Technologies Corporation), is established in the United States to coordinate sales and marketing of Minebea's electronic devices.
		Manufacturing joint venture Minebea Electronics (Thailand) Co., Ltd., is established.
	December	Manufacturing subsidiaries NMB Hi-Tech Bearings Ltd. and NMB Precision Balls Ltd. are established in Thailand.
1989	January	Marketing subsidiary NMB France S.a.r.l. (the present NMB Minebea S.a.r.l.) is established.
1990	October	Papst-Minebea-Disc-Motor GmbH (the present Precision-Motors-Deutsche-Minebea-GmbH), a joint venture with Papst-Motoren GmbH & Co. KG, is established in Germany to manufacture spindle motors for HDDs.
	November	Rose Bearings Ltd., in the United Kingdom, commences production of ball bearings at its Skegness plant.
1992	February	The Company absorbs Sorensen Ltd. and reestablishes it as Minebea Electronics (UK) Ltd., a manufacturer of switching power supplies in Scotland.
1993	October	Sales and R&D subsidiary Minebea Trading Pte. Ltd. (the present Minebea Technologies Pte. Ltd.) is established in Singapore.
1994	April	Manufacturing subsidiary Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. is established in China.
1996	August	A vertically integrated ball bearing production facility—Minebea's largest to date—commences operations in Shanghai.
	October	U.K. subsidiary NMB (U.K.) Ltd. establishes a new plant in Inchinnan, Scotland.
1999	March	The Company commences evaluation and testing at the NMB Corporation Technical Center in the United States.
	July	U.S. subsidiaries NMB Corporation and NMB Technologies, Inc., merge to form NMB Technologies Corporation.
2000	March	The Company acquires Kuen Dar (M) Sdn. Bhd., a Malaysian speaker box manufacturer.
2001	February	A controlling interest in Actus Corporation, a furniture and interior decor product sales subsidiary, is sold to TRS Co., Ltd.

Production Begins in Thailand

Minebea's reasons for selecting Thailand for its second overseas mass-production base included the country's abundant supply of skilled workers, the professionalism of Thai employees at its Singapore Factory, the Thai government's efforts to attract component manufacturers and its Buddhist traditions and history of friendly relations with Japan. Realizing that if it took the same approach in Thailand as it had in Japan and Singapore, it would eventually face the same problems securing employees and expanding production capacity, Minebea chose to locate initially in rural Ayutthaya. Since then, the Company has established three additional plants in rural areas. Thailand is currently Minebea's largest production base, accounting for approximately 60% of Group production.

Minebea's Thai Operations

(Year ended March 31, 2002)
Net sales: ¥156,160 million

(As of March 31, 2002)
Cumulative investment: ¥174,440 million
Total site space: 1,466,032 meters^2
Total factory floor space: 372,309 meters^2

Operations Begin in China: The Market of the Future

To expand its production capacity and take advantage of the growing Chinese market—especially for information and telecommunications equipment and household electrical appliances, which use ball bearings and small motors, as well as to better serve customers shifting production to China, in 1994 Minebea established a subsidiary and commenced operations in Shanghai. Building on its accumulated global expertise, in 1996 the Company completed a state-of-the-art mass-production base that is the world's largest production facility for small ball bearings. Minebea plans to further expand the base in the years ahead.

Minebea's China Operations

(Year ended March 31, 2002)
Net sales: ¥31,591 million

(As of March 31, 2002)
Cumulative investment: ¥51,600 million
Total site space: 495,834 meters^2
Total factory floor space: 90,203 meters^2

ORGANIZATION


Corporate Auditors
Board of Directors
Executive Council
President
Business Reform Committee
Internal Auditing Office
Research and Development Headquarters
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & Affairs Depertment
Logistics Department
Procurement Department
Corporate Planning Department
Corporate Communications Office
Business Administration Department
Information Systems Department
Finance Department
Stragegy Planning Department
Strategy Planning Office
Investor Relations Office
Office of Engineering Management
Accounting Department
Legal Department
Intellectual Property Office
1st Manufacturing Headquarters
Karuizawa Manufacturing Unit
Ball bearings, rod-end and spherical bearings, mechanical assemblies, HDD spindle motors, hybrid-type stepping motors, fan motors and other products
Fujisawa Manufacturing Unit
Fasteners
Omori Manufacturing Unit
Defense-related special parts, magnetic clutch brakes, solenoid valves and other products
Mechatronics Division
2nd Manufacturing Headquarters
Hamamatsu Manufacturing Unit
Switching power supplies, FDD subassemblies, magnetic heads for FDD subassemblies, inductors, frontlight assemblies and other products
Measuring Components Division
Speaker Division
Sales Headquarters
Japan and Asian Regional Sales Headquarters
European and American Regional Sales Headquarters

(As of June 27, 2002)

BOARD OF DIRECTORS



Tsugio Yamamoto
President and Representative Director

Senior Managing Directors



Masahito Saigusa
Member of Tokyo Office Administration Executive Council, Administration in general



Yoshihisa Kainuma
Member of the Tokyo Office Administration Executive Council, in charge of Personnel & Affairs, Logistics and Procurement



Takayuki Yamagishi
General Manager of the 2nd Manufacturing Headquarters and Hamamatsu Manufacturing Unit, in charge of R&D Headquarters



Rikuro Obara
General Manager of the 1st Manufacturing Headquarters and Karuizawa Manufacturing Unit, in charge of R&D Headquarters



Ryusuke Mizukami
Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Business Administration Information Systems, Environmental Preservation and R&D Headquarters



Kenji Senoue
Member of Tokyo Office Administration Executive Council, in charge of Strategy Planning Dept.



Tosei Takenaka
In charge of Asian Region Operations

Managing Directors



Koichi Dosho
General Manager of Sales Headquarters, European & American Regional Sales Headquarters, and European Region Operations, in charge of R&D Headquarters



Takashi Yamaguchi
Member of Tokyo Office Administration Executive Council, in charge of Finance



Tomihiro Maruta
General Manager of Fujisawa Manufacturing Unit

Directors

Sadao Sawamura
General Manager of Information Systems Dept.

Akihiro Hirao
General Manager of Omori Manufacturing Unit, in charge of Engineering Management Office and General Manager of Engineering Management Office

Sadahiko Oki
In charge of Accounting and General Manager of Accounting Dept. and Internal Auditing Office

Takuya Naka
In charge of Legal and General Manager of Legal Dept. and Patent Administration Office, Secretary of R&D Headquarters

Yukio Shimizu
Deputy General Manager of Sales Headquarters (in charge of Japan & Asian Region), General Manager of Japan & Asian Regional Sales Headquarters

Masayoshi Yamanaka
In charge of North and South American Region Operations

Shunji Mase
General Manager of Personnel & General Affairs Dept., Secretary of Office Tokyo Office Administration Executive Council

Hiroharu Katogi
In charge of Business Administration

Susumu Fujisawa
In charge of China Operations

Masamitsu Osada
General Manager of Mechatronics Division

Akio Okamiya
In charge of R&D Center of Karuizawa Manufacturing Unit

Atsushi Matsuoka
President and Representative Director of Keiaisha Co., Ltd.

Chanchai Leetavorn
Chairman of Asia Credit Plc.

Tomeshiro Takeuchi
Senior Managing Director of Keiaisha Co., Ltd.

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano

Corporate Auditors

Mitsuo Ichikawa
Senior Managing Director of Keiaisha Co., Ltd.

Toshiro Uchida
Certified Public Tax Accountant

Note: Messrs. Mitsuo Ichikawa and Toshiro Uchida are external corporate auditors as required under paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning Audit, etc., of Corporations.

(As of June 27, 2002)

For the latest detailed information on the Minebea Group, please refer to our Web site at:


Press Release
Company
Front Page
Products
Investors

Product purchasing inquiries and catalog requests:
Sales Headquarters
Tel: 81-3-5434-8725
Fax: 81-3-5434-8708
E-mail: business@minebea.co.jp

Investor relations:
Investor Relations Office
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Other public relations inquiries and comments:
Corporate Communications Office
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: kouho@minebea.co.jp

Contents

28 Eleven-Year Summary

30 Management's Discussion and Analysis of Results of Operations and Financial Condition

30 Results of Operations

34 Analysis of Financial Position and Cash Flows

36 Consolidated Balance Sheets

38 Consolidated Statements of Income

39 Consolidated Statements of Shareholders' Equity

40 Consolidated Statements of Cash Flows

41 Notes to Consolidated Financial Statements

50 Report of Independent Certified Public Accountants

ELEVEN-YEAR SUMMARY

	2002	2001	2000	1999
Statement of Income Data:				
Net sales:	**¥279,344**	¥287,045	¥284,757	¥305,324
Machinery components	**122,025**	124,461	127,734	136,807
Percentage of net sales	**44%**	43%	45%	45%
Electronic devices and components	**156,303**	151,910	146,133	157,603
Percentage of net sales	**56%**	53%	51%	52%
Consumer and others	**1,016**	10,674	10,890	10,914
Percentage of net sales	**0%**	4%	4%	3%
Gross profit	**¥ 73,283**	¥ 84,117	¥ 81,534	¥ 90,161
Percentage of net sales	**26.2%**	29.3%	28.6%	29.5%
Operating income	**21,972**	32,977	31,069	38,546
Percentage of net sales	**7.9%**	11.5%	10.9%	12.6%
Net income (loss)	**5,298**	14,826	(2,677)	11,507
Percentage of net sales	**1.9%**	5.2%	(0.9)%	3.7%
Balance Sheet Data:				
Total assets	**¥350,037**	¥346,965	¥403,994	¥473,360
Total current assets	**131,548**	137,106	153,658	219,826
Total current liabilities	**156,908**	127,290	124,085	197,071
Short-term loans payable and current portion of long-term debt	**103,461**	66,531	68,022	142,828
Long-term debt	**79,212**	118,629	124,690	128,223
Working capital	**(25,360)**	9,816	29,573	22,755
Total shareholders' equity	**112,732**	100,574	154,357	145,705
Percentage of total assets	**32.2%**	29.0%	38.2%	30.8%
Per Share Data:				
Net income (loss):				
Primary	**¥ 13.27**	¥ 37.14	¥ (6.72)	¥ 28.94
Fully diluted	**12.60**	34.10	(5.39)	26.32
Shareholders' equity	**282.42**	251.96	386.71	366.29
Cash dividends	**7.00**	7.00	7.00	7.00
Other Data:				
Return on shareholders' equity	**5.0%**	11.6%	(1.8)%	8.0%
Return on total assets	**1.5%**	4.0%	(0.6)%	2.4%
Interest expense	**¥ 5,673**	¥ 7,553	¥ 7,897	¥12,231
Net cash provided by operating activities	**34,017**	38,332	60,289	60,740
Expenditure for purchase of property, plant and equipment	**26,245**	39,877	19,504	20,563
Free cash flow	**7,772**	(1,545)	40,785	40,177
Depreciation and amortization	**25,577**	23,682	25,026	28,034
Number of shares outstanding	**399,167,695**	399,167,695	399,150,527	397,787,828
Number of employees	**43,729**	45,193	42,399	40,482

Notes: 1. In fiscal 2001, to concentrate resources in its best areas and improve financial strength, the Company transferred its shares in subsidiary Actus Corporation, posting an extraordinary gain of ¥5,215 million in gains on sales of investment securities in affiliates. The Company also showed an extraordinary loss of ¥2,762 million, in line with the projected loss on the withdrawal from the wheel business.

2. In fiscal 2000, to concentrate resources in its best areas and improve financial strength, the Company made decisions with regard to the transferral of its shares, etc., in Minebea Credit Co., Ltd., a wholly owned subsidiary; the liquidation of different affiliated companies; and other matters. As a result, the Company showed ¥25,782 million in extraordinary losses as losses on liquidation of subsidiaries and affiliates. The Company also applied tax effect accounting overall, which resulted in ¥6,276 million in deferred income taxes (benefit).

3. In fiscal 1995, the Company divested its consumer financing business and sold shares in its consumer financing subsidiary. This sale generated proceeds of ¥109,368 million, which were applied to the repayment of short-term loans payable and long-term debt. As a consequence, finance receivables and liabilities declined.

						Millions of yen	*Thousands of U.S. dollars (Note 8)*
1998	1997	1996	1995	1994	1993	1992	**2002**
¥326,094	¥302,886	¥260,537	¥239,133	¥121,586	¥265,165	¥278,685	**$2,096,390**
142,007	136,147	122,540	113,795	51,835	111,644	122,634	**915,760**
43%	45%	47%	48%	42%	42%	44%	
180,875	165,118	136,519	115,216	61,504	126,653	124,555	**1,173,005**
56%	54%	52%	48%	51%	48%	45%	
3,212	1,621	1,478	10,122	8,247	26,868	31,496	**7,625**
1%	1%	1%	4%	7%	10%	11%	

¥107,086	¥ 86,487	¥ 75,152	¥ 63,866	¥ 31,753	¥ 69,430	¥ 68,197	**$549,966**
32.8%	28.6%	28.8%	26.7%	26.1%	26.2%	24.5%	
58,811	41,901	34,788	27,283	12,706	23,894	15,826	**164,893**
18.0%	13.8%	13.4%	11.4%	10.4%	9.0%	5.7%	
15,144	8,862	7,354	2,570	591	(61,212)	(13,643)	**39,760**
4.6%	2.9%	2.8%	1.1%	0.5%	(23.1)%	(4.9)%	

¥492,210	¥563,220	¥556,787	¥529,959	¥699,475	¥706,790	¥859,661	**$2,626,919**
213,194	264,368	291,143	287,762	457,402	463,902	546,324	**987,227**
246,114	322,966	336,106	308,740	414,075	384,190	388,385	**1,177,546**
178,228	254,243	251,983	249,712	328,082	290,144	277,031	**776,442**
96,882	109,365	97,129	99,208	161,207	198,773	285,111	**594,461**
(32,920)	(58,598)	(44,963)	(20,978)	43,327	79,712	157,939	**(190,319)**
141,843	123,831	116,753	113,276	111,623	111,573	168,489	**846,026**
28.8%	22.0%	21.0%	21.4%	16.0%	15.8%	19.6%	

						Yen	*U.S. dollars (Note 8)*
¥ 38.42	¥ 22.76	¥ 18.91	¥ 6.61	¥ 1.52	¥(157.48)	¥ (35.11)	**$0.10**
34.85	21.03	18.68	6.61	1.52	(157.40)	(35.07)	**0.09**
357.77	317.46	300.22	291.33	287.13	287.00	433.51	**2.12**
7.00	7.00	7.00	6.00	3.00	—	6.00	**0.05**

						Millions of yen	*Thousands of U.S. dollars (Note 8)*
11.4%	7.4%	6.4%	2.3%	0.5%	(43.7)%	(7.8)%	
2.9%	1.6%	1.4%	0.4%	0.1%	(7.8)%	(1.5)%	
¥16,593	¥19,109	¥17,525	¥17,903	¥ 7,707	¥ 18,159	¥26,456	**$ 42,575**
83,878	29,546	26,230	52,951	16,594	1,868	17,134	**255,288**
23,688	50,931	37,434	22,895	8,880	19,452	35,256	**196,961**
60,190	(21,385)	(11,204)	30,056	7,714	(17,584)	(18,122)	**58,326**
29,616	29,277	22,319	18,634	9,269	17,584	24,771	**191,948**
396,470,473	390,076,018	388,892,609	388,824,616	388,761,608	388,758,517	388,664,237	
38,733	37,096	35,978	29,790	27,821	28,311	31,582	

4. In fiscal 1994, the Company changed its fiscal year-end from September 30 to March 31. Accordingly, fiscal 1994 included only six months of operations, beginning in October 1993 and ending in March 1994, whereas other fiscal years consist of 12 months.
5. Net loss in fiscal 1993 includes extraordinary losses totaling ¥59,118 million. As part of a thorough restructuring aimed at strengthening the corporate framework, the Company withdrew from the semiconductor business in March 1993, resulting in a loss of ¥46,792 million. To further strengthen and improve its financial position, the Company changed its method of accounting for marketable securities listed on stock exchanges, resulting in a marketable security revaluation loss of ¥12,326 million.
6. In fiscal 2000, the Company reclassified its operations into three industry categories and revised figures in prior years.
7. Owing to a change in accounting standards, cash flows are shown in a new format in and after fiscal year 2000.
8. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=US$1, the approximate rate of exchange on March 31, 2002.

Results of Operations

Net Sales

Consolidated net sales of Minebea totaled ¥279,344 million in fiscal 2002, a decline of 2.7%, or ¥7,701 million, from the fiscal year ended March 31, 2001. The Company's transfer of its holding in Actus, a furniture and interior decor product sales subsidiary, and its withdrawal from the wheel business in the fiscal year ended March 31, 2001, resulted in a net sales decrease of ¥17,000 million.

Net sales of machinery components amounted to ¥122,025 million, down 2.0%, or ¥2,436 million, from the previous period. Net sales of bearings and bearing-related products, the largest component of this industry category, edged down 1.0%, or ¥982 million, to ¥100,114 million. Sales of ball bearings slipped as flagging sales to the information and telecommunications industry countered firm sales to household electrical appliance and automobile manufacturers. Firm demand in the first half of the period and a solid order backlog supported firm sales of rod-end and spherical bearings, offsetting a decrease in demand from the aerospace industry—the primary market for these products—after the September 11 terrorist attacks in the United States. The Company's withdrawal from the wheel business prompted a 6.2%, or ¥1,454 million, decline in sales of other machinery components, to ¥21,911 million.

Net Sales and Operating Income by Industry Category


Billions of yen
100%
75
50
25
0
156.3
56%
1.0
-0.2 -0.7%
Net sales
Operating income

Machinery components
Electronic devices and components
Consumer and others

Note: Percentages represent contribution by industry category of total.

Net sales of electronic devices and components advanced 2.9%, or ¥4,393 million, to ¥156,303 million. A dip in demand from manufacturers of information and telecommunications equipment, the main market for these products, pushed down sales of fan motors and stepping motors. Nonetheless, sales of rotary components advanced 3.9%, or ¥2,837 million, to ¥76,440 million, bolstered by brisk sales of HDD spindle motors, including those containing fluid dynamic bearings. Sales of other electronic devices and components increased 2.0%, or ¥1,556 million, to ¥79,863 million, as rising sales of PC keyboards countered flagging sales of FDD subassemblies and other products.

In fiscal 2001, Minebea transferred its holding in furniture and interior decor product sales subsidiary Actus to a third party and withdrew from this business. Nonetheless, the Company continued to procure furniture on behalf of Actus until February 2002. As a consequence, net sales of the consumer and others industry category amounted to ¥1,016 million in the period under review, down from ¥10,674 million in the previous period.

Net Sales by Industry Category


Consumer and others 0.4%
Electronic devices and components 56.0%

Net Sales by Industry Category


Billions of yen
350
280
210
140
70
0
326.1
305.3
284.8
287.0
279.3
1998
1999
2000
2001
2002
Machinery components
Electronic devices and components
Consumer and others

Operating Income (Loss) by Industry Category


Billions of yen
40
30
20
10
0
-10
8.3
8.3
0.8
0.8
-0.2
2000
2001
2002
Machinery components
Electronic devices and components
Consumer and others

Net Sales by Industry Category

Millions of yen

Years ended March 31	**2002**	2001	2000	1999	1998
Machinery components					
Bearings and bearing-related products	**¥100,114**	¥101,096	¥101,847	¥109,535	¥112,785
Other machinery components	**21,911**	23,365	25,887	27,272	29,222
	122,025	124,461	127,734	136,807	142,007
Electronic devices and components					
Rotary components	**76,440**	73,603	63,758	64,789	68,358
Other electronic devices and components	**79,863**	78,307	82,375	92,814	112,517
	156,303	151,910	146,133	157,603	180,875
Consumer and others	**1,016**	10,674	10,890	10,914	3,212
Net sales	**¥279,344**	¥287,045	¥284,757	¥305,324	¥326,094

Performance by Industry Category

Millions of yen

Year ended March 31, 2002	*Machinery Components*	*Electronic Devices and Components*	*Consumer and Others*	*Total before Eliminations*	*Eliminations*	*Total*
Sales to external customers	**¥122,025**	**¥156,303**	**¥1,016**	**¥279,344**	**¥ —**	**¥279,344**
Internal sourcing	**8,336**	**—**	**—**	**8,336**	**(8,336)**	**—**
Total sales	**130,361**	**156,303**	**1,016**	**287,680**	**(8,336)**	**279,344**
Operating expenses	**108,226**	**156,466**	**1,016**	**265,708**	**(8,336)**	**257,372**
Operating income (loss)	**22,135**	**(163)**	**(0)**	**21,972**	**—**	**21,972**
Assets	**205,920**	**231,806**	**745**	**438,471**	**(88,434)**	**350,037**
Depreciation and amortization	**9,489**	**14,891**	**5**	**24,385**	**—**	**24,385**
Investment	**7,963**	**18,485**	**5**	**26,453**	**—**	**26,453**

Cost of Sales and SGA Expenses


Cost of Sales to Net Sales and SGA Expenses to Net Sales
%
75
60
45
30
15
0
67.2
70.5
71.4
70.7
73.8
14.8
16.9
17.7
17.8
18.4
1998
1999
2000
2001
2002
Cost of sales to net sales
SGA expenses to net sales

Cost of sales rose 1.5%, or ¥3,133 million, to ¥206,061 million. Declining sales and fierce pricing competition contributed to an increase in the cost of sales ratio of 3.1 percentage points, to 73.8%.

Selling, general and administrative (SGA) expenses edged up 0.3%, or ¥171 million, to ¥51,311 million, equivalent to 18.4% of net sales, up 0.6 percentage point from the fiscal year ended March 31, 2001. This increase was largely attributable to ¥5,645 million in expenses resulting from the merger of the division of domestic sales company Keiaisha NMB Co., Ltd., responsible for sales of Minebea products into the parent company's sales department, which countered a ¥4,142 million decline in expenses arising from the Company's sale of its holding in Actus. Higher SGA expenses also reflected the decisive expansion of R&D during the period, which led to an increase of 16.2%, or ¥1,489 million, in R&D expenditures, to ¥10,682 million.

Costs and Expenses

Millions of yen

Years ended March 31	**2002**	2001	2000	1999	1998
Net sales	**¥279,344**	¥287,045	¥284,757	¥305,324	¥326,094
Cost of sales	**206,061**	202,928	203,223	215,163	219,008
Cost of sales to net sales	**73.8%**	70.7%	71.4%	70.5%	67.2%
Gross profit	**73,283**	84,117	81,534	90,161	107,086
SGA expenses	**51,311**	51,140	50,465	51,615	48,275
SGA expenses to net sales	**18.4%**	17.8%	17.7%	16.9%	14.8%

Income

Owing primarily to declines in sales of mainstay products, operating income fell 33.4%, or ¥11,005 million, to ¥21,972 million. Accordingly, the operating margin slipped 3.6 percentage points, to 7.9%.

Operating income in the machinery components category amounted to ¥22,135 million, down 7.4%, or ¥1,771 million. As a consequence, the segment's operating margin remained high, reaching 18.1%. In contrast, intense pricing competition and sluggish demand from the information and telecommunications industry contributed to an operating loss of ¥163 million in the electronic devices and components industry category.

The net balance of other income (expenses) was a loss of ¥9,023 million, an improvement of 14.8%, or ¥1,567 million. Despite ¥1,466 million in losses on revaluation of marketable and investment securities, primarily shares in financial institutions, interest expense declined ¥1,880 million, reflecting a reduction in loans and lower interest rates, while losses on liquidation of subsidiaries and affiliates fell ¥1,006 million. Income taxes amounted to ¥7,630 million, including a deferred tax benefit of ¥2,711 million owing to tax effect accounting, which was adopted in the fiscal year ended March 31, 2000. As a consequence of these and other factors, net income plunged 64.3%, or ¥9,528 million, to ¥5,298 million.

Income

Millions of yen

Years ended March 31	**2002**	2001	2000	1999	1998
Operating income	**¥21,972**	¥32,977	¥31,069	¥38,546	¥58,811
Operating margin	**7.9%**	11.5%	10.9%	12.6%	18.0%
Net balance of other income (expenses)	**(9,023)**	(10,590)	(37,681)	(20,111)	(35,876)
Net income (loss)	**5,298**	14,826	(2,677)	11,507	15,144
Net income (loss) to net sales	**1.9%**	5.2%	(0.9)%	3.7%	4.6%
Net income (loss) per share (Yen):					
Primary	**13.27**	37.14	(6.72)	28.94	38.42
Fully diluted	**12.60**	34.10	(5.39)	26.32	34.85
Return on shareholders' equity	**5.0%**	11.6%	(1.8)%	8.0%	11.4%
Return on total assets	**1.5%**	4.0%	(0.6)%	2.4%	2.9%

Note: In the fiscal year ended March 31, 2000, to concentrate resources in its best areas and improve financial strength, the Company made a decision with regards to the transferral of its shares, etc., in Minebea Credit Co., Ltd., a wholly owned subsidiary; the liquidation of different affiliated companies; and other matters. As a result, the Company showed ¥25,782 million in extraordinary losses as losses on liquidation of subsidiaries and affiliates.


Operating Income
Billions of yen
60
48
36
24
12
0
58.8
38.5
31.1
33.0
22.0
1998
1999
2000
2001
2002


Return on Shareholders' Equity
%
12
9
6
3
0
-3
11.4
8.0
-1.8
11.6
5.0
1998
1999
2000
2001
2002

Analysis of Financial Position and Cash Flows

Financial Position


Inventories
Billions of yen
80
64
48
32
16
0
66.1
53.8
46.8
52.8
49.9
1998
1999
2000
2001
2002


Net Interest-Bearing Debt
Billions of yen
300
240
180
120
60
0
271.0
220.9
168.3
173.2
168.7
1998
1999
2000
2001
2002

In line with its basic objective of strengthening its financial position, Minebea continued to take decisive steps to reduce inventories and recover receivables as quickly as possible. These efforts enabled the Company to reduce net interest-bearing debt ¥4,508 million, to ¥168,720 million, greatly enhancing financial soundness.

Total assets at the end of the fiscal year ended March 31, 2002, amounted to ¥350,037 million, edging up 0.9%, or ¥3,072 million, from a year earlier. Decreases of ¥4,590 million in notes and accounts receivable and ¥2,877 million in inventories reduced total current assets 4.1%, or ¥5,558 million, to ¥131,548 million. In contrast, net property, plant and equipment increased 8.7%, or ¥14,705 million, to ¥183,438 million. Expenditure for purchase of property, plant and equipment amounted to ¥26,245 million, down from ¥39,877 million in the previous period, owing to forward investments in plants overseas—including that for a fluid dynamic bearing HDD spindle motor facility. This outlay was considerably smaller than in the fiscal year ended March 31, 2001, when we invested heavily to expand at our principal production bases in Thailand and China. A revaluation of investments in securities pushed net investments and other assets down 14.8%, or ¥6,075 million, to ¥35,051 million.

Total liabilities were ¥237,209 million, down 3.7%, or ¥9,060 million. This decline reflected a number of factors, including reduced loans and a decline in notes and accounts payable—a consequence of lower net sales. Total current liabilities rose 23.3%, or ¥29,618 million, while total long-term liabilities fell 32.5%, or ¥38,678 million, owing primarily to current portion of long-term debt of ¥41,843 million—due within one year, including ¥13,823 million in convertible bonds, to the current portion of long-term debt.

Financial Position

Millions of yen

As of March 31	**2002**	2001	2000	1999	1998
Total assets	**¥350,037**	¥346,965	¥403,994	¥473,360	¥492,210
Total current assets	**131,548**	137,106	153,658	219,826	213,194
Inventories	**49,887**	52,764	46,839	53,816	66,074
Total current liabilities	**156,908**	127,290	124,085	197,071	246,114
Working capital	**(25,360)**	9,816	29,573	22,755	(32,920)
Interest-bearing debt	**182,673**	185,160	192,712	271,051	275,110
Net interest-bearing debt	**168,720**	173,228	168,280	220,864	270,970
Total shareholders' equity	**112,732**	100,574	154,357	145,705	141,843
Total shareholders' equity/Total assets	**32.2%**	29.0%	38.2%	30.8%	28.8%
Shareholders' equity per share (Yen)	**282.42**	251.96	386.71	366.29	357.77

Cash Flows


Free Cash Flow
Billions of yen
80
60
40
30
0
-30
60.2
40.2
40.8
-1.5
7.8
1998
1999
2000
2001
2002

Minebea's free cash flow totaled ¥7,772 million in fiscal 2002, an increase of ¥9,317 million from the fiscal year ended March 31, 2001, as a decline in expenditures to strengthen principal manufacturing facilities offset a decrease in net income.

Net cash provided by operating activities was ¥34,017 million, ¥4,315 million less than in the fiscal year ended March 31, 2001, reflecting a ¥9,438 million decline in income before income taxes, to ¥12,949 million, which offset a ¥5,711 million decrease in inventories.

Net cash used in investing activities amounted to ¥24,346 million, down ¥8,753 million, as the Company reduced expenditure for purchase of property, plant and equipment.

Net cash used in financing activities came to ¥8,317 million, down ¥8,821 million, as outlays for the repayment of long-term debt decreased.

As a result of Minebea's operating, investing and financing activities during the period under review and the effect of exchange rate changes, cash and cash equivalents at end of year totaled ¥13,952 million, ¥2,022 million higher than at the same point a year earlier.

Free Cash Flow

Millions of yen

Years ended March 31	**2002**	2001	2000	1999	1998
Net cash provided by operating activities	**¥ 34,017**	¥ 38,332	¥ 60,289	¥ 60,740	¥ 83,878
Expenditure for purchase of property, plant and equipment	**(26,245)**	(39,877)	(19,504)	(20,563)	(23,688)
Free cash flow	**7,772**	(1,545)	40,785	40,177	60,190

Note: Owing to a change in accounting standards, cash flows are shown in a new format in and after the fiscal year ended March 31, 2000.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2002 and 2001

Assets	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 3) 2002
Current Assets:			
Cash and cash equivalents (Note 2-c)	¥ 13,952	¥ 11,930	$ 104,705
Notes and accounts receivable (Notes 2-d and 4):			
Trade	51,281	55,277	384,848
Other	2,636	3,230	19,782
	53,917	58,507	404,630
Allowance for doubtful receivables (Note 2-d)	(501)	(734)	(3,760)
Total notes and accounts receivable	53,416	57,773	400,870
Inventories (Note 2-e)	49,887	52,764	374,387
Deferred tax assets (Note 6)	6,521	6,271	48,938
Prepaid expenses and other current assets	7,772	8,368	58,327
Total current assets	131,548	137,106	987,227
Property, Plant and Equipment (Note 2-f):			
Land	17,411	16,551	130,664
Buildings and structures	102,511	90,196	769,313
Machinery and/or transportation equipment	257,486	237,558	1,932,353
Construction in progress	1,351	3,727	10,139
	378,759	348,032	2,842,469
Accumulated depreciation	(195,321)	(179,299)	(1,465,824)
Net property, plant and equipment	183,438	168,733	1,376,645
Investments and Other Assets:			
Excess of cost over net assets acquired (Note 2-i)	14,595	15,344	109,531
Investments in affiliates (Notes 2-a, 2-g and 4)	206	303	1,546
Investments in securities (Note 2-g)	5,524	8,574	41,456
Long-term loans receivable	269	252	2,019
Deferred tax assets (Note 6)	11,143	13,388	83,625
Other (Note 2-d)	3,537	3,585	26,544
	35,274	41,446	264,721
Allowance for doubtful receivables (Note 2-d)	(223)	(320)	(1,674)
Net investments and other assets	35,051	41,126	263,047
Total Assets	¥ 350,037	¥ 346,965	$ 2,626,919

The accompanying notes to consolidated financial statements are an integral part of these statements.

Liabilities and Shareholders' Equity	Millions of yen 2002	2001	Thousands of U.S. dollars (Note 3) 2002
Current Liabilities:			
Short-term loans payable (Note 5)	**¥ 61,618**	¥ 62,724	**$ 462,424**
Current portion of long-term debt (Note 5)	**41,843**	3,807	**314,018**
Notes and accounts payable (Note 4):			
Trade	**26,115**	29,170	**195,985**
Other	**4,672**	8,145	**35,062**
Total notes and accounts payable	**30,787**	37,315	**231,047**
Income taxes payable (Note 6)	**4,162**	3,985	**31,235**
Accrued expenses and other current liabilities	**18,498**	19,459	**138,822**
Total current liabilities	**156,908**	127,290	**1,177,546**
Long-Term Liabilities:			
Long-term debt (Note 5)	**79,212**	118,629	**594,461**
Other (Note 2-h)	**1,089**	350	**8,170**
Total long-term liabilities	**80,301**	118,979	**602,631**
Minority Interests in Consolidated Subsidiaries	**96**	122	**716**
Shareholders' Equity (Note 7):			
Common stock, par value ¥50 per share—			
Authorized 1,000,000,000 shares			
Issued:			
March 31, 2002—399,167,695 shares			
March 31, 2001—399,167,695 shares	**68,259**	68,259	**512,265**
Capital reserve	**94,757**	94,757	**711,124**
Retained earnings	**4,774**	3,303	**35,828**
Difference on revaluation of other marketable securities	**(1,719)**	(953)	**(12,900)**
Foreign currency translation adjustments	**(53,333)**	(64,791)	**(400,246)**
	112,738	100,575	**846,071**
Treasury stock	**(6)**	(1)	**(45)**
Total shareholders' equity	**112,732**	100,574	**846,026**
Contingent Liabilities (Notes 9 and 10)			
Total Liabilities and Shareholders' Equity	**¥350,037**	¥346,965	**$2,626,919**

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2002	2001	2000	**2002**
Net Sales (Note 4)	**¥279,344**	¥287,045	¥284,757	**$2,096,390**
Cost of Sales (Note 4)	**206,061**	202,928	203,223	**1,546,424**
Gross profit	**73,283**	84,117	81,534	**549,966**
Selling, General and Administrative Expenses (Notes 2-i and 6)	**51,311**	51,140	50,465	**385,073**
Operating income	**21,972**	32,977	31,069	**164,893**
Other Income (Expenses):				
Interest income	**586**	360	927	**4,398**
Equity in loss of nonconsolidated subsidiaries and affiliates (Note 2-a)	**(21)**	4	6	**(158)**
Interest expense	**(5,673)**	(7,553)	(7,897)	**(42,575)**
Gains (losses) on sales of marketable securities, investment securities and investment securities in affiliates	**(6)**	5,215	—	**(45)**
Gains (losses) on revaluation of marketable and investment securities	**(1,466)**	—	573	**(11,002)**
Foreign currency exchange losses (Note 2-b)	**(827)**	(732)	(1,710)	**(6,206)**
Losses on disposals of inventories	**(1,125)**	(1,846)	(1,864)	**(8,442)**
Losses on sales and disposals of property, plant and equipment	**(612)**	(340)	(324)	**(4,593)**
Losses on liquidation of subsidiaries and affiliates	**(937)**	(1,943)	(25,782)	**(7,032)**
Other, net	**1,058**	(3,755)	(1,610)	**7,940**
	(9,023)	(10,590)	(37,681)	**(67,715)**
Income (Loss) before Income Taxes	**12,949**	22,387	(6,612)	**97,178**
Income Taxes (Note 6):				
Current	**4,919**	4,160	2,242	**36,916**
Deferred (benefit)	**2,711**	3,296	(6,276)	**20,345**
	7,630	7,456	(4,034)	**57,261**
Minority Interests in Earnings of Consolidated Subsidiaries	**21**	105	99	**157**
Net Income (Loss)	**¥ 5,298**	¥ 14,826	¥ (2,677)	**$ 39,760**

	Yen			U.S. dollars (Note 3)
Per Share Data (Note 8):				
Net income (loss):				
Primary	**¥13.27**	¥37.14	¥(6.72)	**$0.10**
Fully diluted	**12.60**	34.10	(5.39)	**0.09**
Cash dividends applicable to the year	**7.00**	7.00	7.00	**0.05**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended March 31, 2002, 2001 and 2000

Millions of yen

	Number of Shares of Common Stock	Common Stock	Capital Reserve	Legal Reserve (Note 7)	Retained Earnings (Deficit) (Note 7)	Difference on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Treasury Stock
Balance at March 31, 1999	397,787,828	¥67,664	¥94,162	¥ —	¥(16,120)	¥ —	¥ —	¥ (1)
Net income (loss)	—	—	—	—	(2,677)	—	—	—
Cash dividends	—	—	—	—	(2,794)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	—	—
Transfer to legal reserve	—	—	—	280	(280)	—	—	—
Common stock issued on conversion of convertible bonds	1,362,699	587	587	—	—	—	—	—
Prior year tax effect adjustment	—	—	—	—	12,950	—	—	—
Other	—	—	—	(280)	280	—	—	(1)
Balance at March 31, 2000	399,150,527	68,251	94,749	—	(8,641)	—	—	(2)
Net income	—	—	—	—	14,826	—	—	—
Cash dividends	—	—	—	—	(2,794)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	—	(122)	—	—	—
Transfer to legal reserve	—	—	—	292	(292)	—	—	—
Common stock issued on conversion of convertible bonds	17,168	8	8	—	—	—	—	—
Prior year tax effect adjustment	—	—	—	—	—	—	—	—
Other	—	—	—	(292)	326	(953)	(64,791)	1
Balance at March 31, 2001	**399,167,695**	**68,259**	**94,757**	**—**	**3,303**	**(953)**	**(64,791)**	**(1)**
Net income	**—**	**—**	**—**	**—**	**5,298**	**—**	**—**	**—**
Cash dividends	**—**	**—**	**—**	**—**	**(2,794)**	**—**	**—**	**—**
Bonuses to directors and corporate auditors	**—**	**—**	**—**	**—**	**(66)**	**—**	**—**	**—**
Transfer to legal reserve	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Common stock issued on conversion of convertible bonds	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Prior year tax effect adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Other	**—**	**—**	**—**	**—**	**(967)**	**(766)**	**11,458**	**(5)**
Balance at March 31, 2002	**399,167,695**	**¥68,259**	**¥94,757**	**¥ —**	**¥ 4,774**	**¥(1,719)**	**¥ (53,333)**	**¥ (6)**

Thousands of U.S. dollars (Note 3)

	Number of Shares of Common Stock	Common Stock	Capital Reserve	Legal Reserve (Note 7)	Retained Earnings (Note 7)	Difference on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Treasury Stock
Balance at March 31, 2001	**399,167,695**	**$512,265**	**$711,124**	**$ —**	**$ 24,788**	**$ (7,152)**	**$(486,236)**	**$ (7)**
Net income	**—**	**—**	**—**	**—**	**39,760**	**—**	**—**	**—**
Cash dividends	**—**	**—**	**—**	**—**	**(20,968)**	**—**	**—**	**—**
Bonuses to directors and corporate auditors	**—**	**—**	**—**	**—**	**(495)**	**—**	**—**	**—**
Transfer to legal reserve	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Common stock issued on conversion of convertible bonds	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Prior year tax effect adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Other	**—**	**—**	**—**	**—**	**(7,257)**	**(5,748)**	**85,990**	**(38)**
Balance at March 31, 2002	**399,167,695**	**$512,265**	**$711,124**	**$ —**	**$ 35,828**	**$(12,900)**	**$(400,246)**	**$(45)**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2002	2001	2000	**2002**
Cash Flows from Operating Activities:				
Income (loss) before income taxes	**¥ 12,949**	¥ 22,387	¥ (6,612)	**$ 97,178**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	**24,385**	22,149	22,160	**183,002**
Adjustment for consolidation	**1,192**	1,533	2,866	**8,946**
Interest and dividend income	**(630)**	(444)	(1,010)	**(4,728)**
Interest paid	**5,673**	7,553	7,897	**42,575**
Losses on sales and disposals of property, plant and equipment	**365**	234	134	**2,739**
Loss on liquidation of affiliates	**937**	1,943	25,782	**7,032**
Decrease in notes and accounts receivable	**5,691**	1,941	9,631	**42,709**
(Increase) decrease in inventories	**5,711**	(3,660)	2,092	**42,859**
Increase (decrease) in notes and accounts payable	**(4,660)**	(4,808)	5,214	**(34,972)**
Other adjustments	**(8,609)**	1,469	1,856	**(64,608)**
Total adjustments	**43,004**	50,297	70,010	**322,732**
Interest and dividends received	**598**	444	983	**4,488**
Accrued interest	**(4,597)**	(7,587)	(7,763)	**(34,499)**
Income tax payable	**(4,988)**	(3,621)	(2,941)	**(37,433)**
Other, net	**—**	(1,201)	—	**—**
Net cash provided by operating activities	**34,017**	38,332	60,289	**255,288**
Cash Flows from Investing Activities:				
Expenditure for purchase of property, plant and equipment	**(26,245)**	(39,877)	(19,504)	**(196,961)**
Proceeds from sales of property, plant and equipment	**1,409**	631	113	**10,574**
Expenditure for purchase of shares in subsidiaries	**(53)**	—	(43)	**(398)**
Proceeds from sales of shares in subsidiaries	**0**	5,215	5,147	**0**
Increase (decrease) in investments and advances	**(19)**	992	(1,165)	**(143)**
Other, net	**562**	(60)	2,154	**4,218**
Net cash used in investing activities	**(24,346)**	(33,099)	(13,298)	**(182,710)**
Cash Flows from Financing Activities:				
Repayment of long-term debt	**(5,326)**	(18,189)	(58,637)	**(39,970)**
Cash dividends paid	**(2,794)**	(2,794)	(2,794)	**(20,968)**
Cash dividends paid to minority shareholders	**(31)**	(27)	(28)	**(233)**
Other, net	**(166)**	3,872	(10,306)	**(1,246)**
Net cash used in financing activities	**(8,317)**	(17,138)	(71,765)	**(62,417)**
Effect of Exchange Rate Changes	**668**	(597)	(981)	**5,014**
Net increase (decrease) in cash and cash equivalents	**2,022**	(12,502)	(25,755)	**15,174**
Cash and Cash Equivalents at Beginning of Year	**11,930**	24,432	50,187	**89,531**
Cash and Cash Equivalents at End of Year	**¥ 13,952**	¥ 11,930	¥ 24,432	**$ 104,705**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note: Owing to a change in accounting standards, cash flows are shown in a new format in and after fiscal year 2000.

1. Basis of Presenting Financial Statements

The accompanying consolidated financial statements of Minebea Co., Ltd. (the "Company"), and its consolidated domestic and overseas subsidiaries are stated in Japanese yen, the accounts of which are maintained in accordance with generally accepted accounting principles in the respective countries and audited by independent auditors in those countries.

The accompanying consolidated financial statements have been prepared from the consolidated financial statements filed with the Ministry of Finance in Japan as required by the Securities and Exchange Law of Japan, in accordance with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the purpose of this annual report, certain reclassifications have been made and additional information provided to present the accompanying consolidated financial statements in a format that is familiar to readers outside Japan.

2. Summary of Significant Accounting Policies

a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant inter-company balances, inter-company transactions and unrealized profits have been eliminated in consolidation.

b) Translation of foreign currencies

Monetary assets and liabilities denominated in overseas currencies are translated into yen at the exchange rates prevailing at the balance sheet date, except for certain accounts that were hedged by forward exchange contracts. The resulting exchange losses and gains are charged or credited to income.

Financial statement items of consolidated overseas subsidiaries are translated into yen as follows:

Balance sheet items	Translated at the rates of exchange prevailing at the balance sheet date
Statement of income items	Translated at the average rate of exchange during the fiscal period

c) Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be "cash equivalents."

d) Allowance for doubtful receivables
With respect to the Company and its consolidated domestic subsidiaries, an allowance for doubtful receivables is determined by adding the estimated uncollectible amounts to an amount calculated using a set provision rate. Such allowance of consolidated overseas subsidiaries is generally provided for in the amount required for known uncollectible receivables.

Allowance for doubtful receivables applicable to consolidated subsidiary receivables is eliminated on consolidation on the balances of the allowance as of 2002 and March 31, 2001, were sufficient to cover the estimated uncollectible receivables.

e) Inventories
Inventories of the Company and its consolidated domestic subsidiaries are stated primarily at the moving average cost, and those of its consolidated foreign subsidiaries are stated at the lower of first-in, first-out cost or market, or at the lower of moving average cost or market.

Inventories as of March 31, 2002 and 2001, comprised the following:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
Merchandise and finished goods	**¥24,339**	¥24,739	**$182,657**
Work in process	**11,601**	12,916	**87,062**
Raw materials	**10,489**	11,522	**78,717**
Supplies	**3,458**	3,587	**25,951**
	¥49,887	¥52,764	**$374,387**

f) Property, plant and equipment
Property, plant and equipment is stated at cost. Depreciation of plant and equipment of the Company and its consolidated domestic subsidiaries is computed on the declining balance method based upon the estimated useful lives of the assets, whereas depreciation of plant and equipment of consolidated foreign subsidiaries is computed primarily on the straight-line method based upon the estimated lives of the assets. Maintenance and normal repair expenses are charged against income as incurred, while major renewals and improvements are capitalized.

g) Investments in securities
Investments in securities consist of equity securities of listed and unlisted companies. Securities held by the Company or its subsidiaries with quoted market values are stated at the lower of cost or market, based on the market closing price on March 31, 2002. Resulting valuation gains and losses are included, after the application of tax accounting, in shareholders' equity in the consolidated balance sheets. Those stocks with no quoted market value are stated at cost by the moving average method.

The aggregate cost and market value of securities held by the Company and its consolidated domestic subsidiaries as of March 31, 2002, were as follows:

	Millions of yen
Aggregate cost:	
Current	¥ —
Noncurrent	7,260
	¥7,260
Aggregate market value:	
Current	¥ —
Noncurrent	4,397
	¥4,397

h) Accounting for retirement benefits

On April 1, 2000, the Company and its consolidated subsidiaries adopted new accounting standards for retirement benefits. To facilitate the payment of retirement benefits to employees, the Company makes provisions based on the estimated total benefit payments and pension plan assets as of March 31, 2002. The adoption of new accounting standards generated a shortfall in provisions of ¥3,134 million, which will be written off over five years and included as an extraordinary expense in other income (expenses).

To facilitate the payment of retirement benefits to employees, the Company's overseas subsidiaries make provisions based on the amount payable at the end of the term.

i) Excess of cost over net assets acquired

Excess of cost over net assets acquired for business acquisitions was amortized, amounting to ¥1,192 million in fiscal 2002 and ¥1,533 million in fiscal 2001, respectively, on a straight-line basis over a period ranging from five to 40 years.

j) Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform with the fiscal 2002 presentation.

3. Translation into U.S. Dollars

The accompanying financial statements are expressed in Japanese yen and, solely for the convenience of the reader, have also been translated into U.S. dollar amounts at the rate of ¥133.25=US$1, the approximate rate of exchange on March 31, 2002. The translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars.

4. Investments in Affiliates

Summarized financial information for all affiliates as of March 31, 2002 and 2001, and for the years then ended, is as follows:

	Millions of yen		*Thousands of U.S. dollars*
Financial Position	**2002**	2001	**2002**
Assets:			
Current assets	**¥ 726**	¥1,678	**$ 5,448**
Other assets, including property, plant and equipment	**157**	106	**1,178**
	¥ 883	¥1,784	**$ 6,626**
Liabilities and shareholders' equity:			
Current liabilities	**¥ 254**	¥ 964	**$ 1,906**
Long-term liabilities	**11**	20	**83**
Shareholders' equity	**618**	800	**4,638**
	¥ 883	¥1,784	**$ 6,627**

	Millions of yen		*Thousands of U.S. dollars*
Operations	**2002**	2001	**2002**
Net sales	**¥1,903**	¥1,632	**$14,281**
Cost and expenses	**1,922**	1,618	**14,424**
Net income (loss)	**¥ (19)**	¥ 14	**$ (143)**

Summarized below are the significant transactions of the Company and its consolidated subsidiaries with affiliates for the years ended March 31, 2002 and 2001, and the related account balances as of March 31, 2002 and 2001:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
Transactions:			
Sales	**¥239**	¥329	**$1,794**
Purchases	**2**	8	**15**
Account balances:			
Notes and accounts receivable	**25**	412	**188**
Notes and accounts payable	**1**	1	**8**

5. Short-Term Loans and Long-Term Debt

Short-term loans outstanding consist of notes payable to banks, principally due in 30 to 180 days. The average annual interest rates for short-term loans were 2.8% and 3.5% for the years ended March 31, 2002 and 2001, respectively.

The aggregate annual maturities of long-term debt outstanding as of March 31, 2002, are as follows:

	Millions of yen	*Thousands of U.S. dollars*
2003	**¥41,843**	**$314,018**
2004	**10,830**	**81,276**
2005	**48,062**	**360,690**
2006	**5,320**	**39,925**
2007 and thereafter	**15,000**	**112,570**

The following is a summary of terms of conversion and redemption of convertible bonds and exercise of warrants:

	Exercise or conversion price per share of common stock as of March 31, 2002	*Exchange rate applicable upon conversion*	*Exercise of warrants or redemption at the option of the Company*
0.8% unsecured convertible bonds payable in Japanese yen due 2003	¥ 852.00	—	On or after April 1, 2001, at 102% to 100% of principal amount
0.65% unsecured convertible bonds payable in Japanese yen due 2005	¥ 972.00	—	On or after April 1, 2002, at 103% to 100% of principal amount
1.55% unsecured bonds with warrants payable in Japanese yen due 2005	¥1,350.00	—	Exercisable into common stock between May 20, 2003 and September 30, 2005

Note: Exercise or conversion prices are subject to adjustments in certain events such as stock dividends, free share distributions and combinations or reclassifications of the common stock. If all outstanding bonds, notes and warrants were converted or exercised as of March 31, 2002, 47,044,547 shares of common stock would have been issued.

Long-term debt as of March 31, 2002 and 2001, consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
0.8% unsecured convertible bonds payable in Japanese yen due 2003	**¥ 13,823**	¥ 13,823	**$103,737**
0.65% unsecured convertible bonds payable in Japanese yen due 2005	**27,080**	27,080	**203,227**
2.0% unsecured bonds payable in Japanese yen due 2003	**10,000**	10,000	**75,047**
2.85% unsecured bonds payable in Japanese yen due 2005	**10,000**	10,000	**75,047**
3.0% unsecured bonds payable in Japanese yen due 2008	**15,000**	15,000	**112,570**
1.55% unsecured bonds with warrants payable in Japanese yen due 2005	**4,000**	4,000	**30,019**
0.4% to 7.6% loans from banks, other	**41,152**	42,533	**308,832**
	121,055	122,436	**908,479**
Less current portion	**41,843**	3,807	**314,018**
	¥ 79,212	¥118,629	**$594,461**

6. Income Taxes

The Company and its consolidated domestic subsidiaries are subject to a number of different taxes based on income, which in the aggregate indicate an effective statutory rate of 40% for fiscal 2002 and 2001.

The income taxes of consolidated overseas subsidiaries are generally levied at lower rates than those currently applied in Japan. In addition, consolidated subsidiaries in Thailand are granted a status by the Promotion of Investment Act, whereby earnings derived from the manufacture or sale of qualifying products are fully exempt from Thai income tax for a period of three to eight years.

Also, a consolidated subsidiary in China is granted a status by the Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises, whereby earnings are fully exempt from China's income tax for two years starting from the first profit-making year and subject to 13.5% income tax rate for the following three years and after that subject to 27% income tax rate.

Provision (credit) has been made for deferred (prepaid) income taxes attributable to timing differences between recognition of income and expenses for financial reporting purposes for the Company's overseas subsidiaries. The income tax effect of these differences is not recognized for the Company and its domestic subsidiaries. However, in fiscal 2000 the Company and consolidated domestic subsidiaries recognized the timing difference because of the adoption of tax effect accounting in Japan. This income tax effect is recognized for timing differences resulting from elimination of inter-company profit and certain adjustments made in the accompanying consolidated financial statements.

The aggregate deferred (prepaid) income taxes of ¥17,664 million and ¥19,659 million as of March 31, 2002 and 2001, respectively, are included in deferred tax assets of current assets and investments and other assets in the accompanying consolidated balance sheets.

7. Shareholders' Equity

The Japanese Commercial Code provides that an amount equivalent to at least 10% of appropriation of retained earnings paid with respect to each financial period be appropriated to the legal reserve until such reserve equals 25% of the common stock. The legal reserve may be used to reduce a deficit or be transferred to the common stock account through suitable shareholder and/or director action. The capital surplus and legal reserve may also be drawn down up to an amount that equals 25% of the common stock. Owing to a change in consolidated accounting procedures in Japan, this reserve has been included in retained earnings (deficit) since fiscal 1999.

Appropriation of retained earnings with respect to cash dividends, bonuses to directors and corporate auditors, and transfer to the legal reserve are subject to the approval of the general shareholders' meeting. The accompanying consolidated financial statements reflect appropriations approved by shareholders subsequent to the fiscal years ended March 31, 2002 and 2001, respectively.

Owing to the application of accounting standards for financial instruments in Japan, valuation losses on marketable securities are now included in shareholders' equity. In addition, in accordance with revisions to procedures for preparing consolidated financial statements in Japan, foreign currency translation adjustments, previously included in assets, are now included in shareholders' equity.

8. Per Share Data

Dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends approved or to be approved after the fiscal year-end but applicable to the fiscal year.

Primary net income per share is based on the weighted average number of shares of common stock outstanding during the respective years.

Fully diluted net income per share is computed using the weighted average number of shares of common stock outstanding increased by the number of shares that would result from the conversion of all outstanding convertible bonds, the conversion of which would have a dilutive effect on net income per share. In calculating fully diluted net income per share, net income is adjusted, net of income taxes, by interest expense on the convertible bonds when such bonds are dilutive.

The number of shares used in calculating net income per share for the years ended March 31, 2002 and 2001, was as follows:

	Thousands of shares	
	2002	2001
Primary	**399,165**	399,163
Fully diluted	**443,249**	443,251

9. Litigation

As of March 31, 2002, there are no material claims outstanding or threatened against the Company or its consolidated subsidiaries.

10. Contingent Liabilities

The Company and its consolidated subsidiaries had no contingent liabilities as of March 31, 2002.

11. Industry Information

Minebea classifies its operations into three industry categories: machinery components, which includes bearings and bearing-related products, notably ball bearings, rod-end and spherical bearings and pivot assemblies, as well as other machinery components, such as fasteners, and special machinery components; electronic devices and components, encompassing rotary components and other electronic devices and components, primarily PC keyboards, speakers, FDD subassemblies and switching power supplies; and consumer and others, comprising the import and sale of furniture and interior decor products.

The following table presents certain information regarding the Company's performance by industry category at March 31, 2002, and for the year then ended:

Performance by Industry Category in Fiscal 2002

Millions of yen

Year ended March 31, 2002	*Machinery Components*	*Electronic Devices and Components*	*Consumer and Others*	*Total before Eliminations*	*Eliminations*	*Total*
Sales to external customers	**¥122,025**	**¥156,303**	**¥1,016**	**¥279,344**	**¥ —**	**¥279,344**
Internal sourcing	**8,336**	**—**	**—**	**8,336**	**(8,336)**	**—**
Total sales	**130,361**	**156,303**	**1,016**	**287,680**	**(8,336)**	**279,344**
Operating expenses	**108,226**	**156,466**	**1,016**	**265,708**	**(8,336)**	**257,372**
Operating income (loss)	**22,135**	**(163)**	**(0)**	**21,972**	**—**	**21,972**
Assets	**205,920**	**231,806**	**745**	**438,471**	**(88,434)**	**350,037**
Depreciation and amortization	**9,489**	**14,891**	**5**	**24,385**	**—**	**24,385**
Investment	**7,963**	**18,485**	**5**	**26,453**	**—**	**26,453**

The following tables present certain information regarding the Company's performance by region at March 31, 2002 and 2001, and for the years then ended:

Performance by Region in Fiscal 2002

Millions of yen

Year ended March 31, 2002	*Japan*	*Asia (excluding Japan)*	*North and South America*	*Europe*	*Total before Eliminations*	*Eliminations*	*Total*
Sales to external customers	**¥ 83,705**	**¥ 95,884**	**¥63,569**	**¥36,186**	**¥279,344**	**¥ —**	**¥279,344**
Internal sourcing	**92,865**	**107,444**	**3,508**	**4,549**	**208,366**	**(208,366)**	**—**
Total sales	**176,570**	**203,328**	**67,077**	**40,735**	**487,710**	**(208,366)**	**279,344**
Operating expenses	**175,803**	**185,941**	**65,109**	**38,885**	**465,738**	**(208,366)**	**257,372**
Operating income	**767**	**17,387**	**1,968**	**1,850**	**21,972**	**—**	**21,972**
Assets	**195,305**	**201,541**	**38,088**	**25,194**	**460,128**	**(110,091)**	**350,037**

Performance by Region in Fiscal 2001

Millions of yen

Year ended March 31, 2001	*Japan*	*Asia (excluding Japan)*	*North and South America*	*Europe*	*Total before Eliminations*	*Eliminations*	*Total*
Sales to external customers	¥111,643	¥ 82,437	¥58,192	¥34,773	¥287,045	¥ —	¥287,045
Internal sourcing	95,003	108,712	1,597	3,450	208,762	(208,762)	—
Total sales	206,646	191,149	59,789	38,223	495,807	(208,762)	287,045
Operating expenses	194,840	173,787	58,462	35,741	462,830	(208,762)	254,068
Operating income	11,806	17,362	1,327	2,482	32,977	—	32,977
Assets	212,827	183,118	38,821	25,191	459,957	(112,992)	346,965

The following tables present certain information regarding the Company's overseas sales for the years ended March 31, 2002 and 2001:

Overseas Sales in Fiscal 2002

Millions of yen

Year ended March 31, 2002	*To Asia (excluding Japan)*	*To North and South America*	*To Europe*	*Total*
Overseas sales	**¥96,758**	**¥60,733**	**¥38,832**	**¥196,323**
Total sales				**¥279,344**
Percentage of total sales	**34.6%**	**21.8%**	**13.9%**	**70.3%**

Overseas Sales in Fiscal 2001

Millions of yen

Year ended March 31, 2001	*To Asia (excluding Japan)*	*To North and South America*	*To Europe*	*Total*
Overseas sales	¥84,687	¥58,203	¥34,564	¥177,454
Total sales				¥287,045
Percentage of total sales	29.5%	20.3%	12.0%	61.8%

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Minebea Co., Ltd.

We have examined the consolidated balance sheets of Minebea Co., Ltd., and its consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our examinations were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Minebea Co., Ltd., and its consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in Japan.

The accompanying consolidated financial statements as of and for the year ended March 31, 2002, have been translated into U.S. dollars for convenience only. In our opinion, this translation has been made on the basis set forth in Note 3 of the notes to consolidated financial statements.

Tokyo, Japan
June 27, 2002

Shin Nihon & Co.

Shin Nihon & Co.
Certified Public Accountants

See Note 1 to the consolidated financial statements, which explains the basis of preparing the consolidated financial statements of Minebea Co., Ltd., under Japanese accounting principles and practices.

PRINCIPAL SUBSIDIARIES

Subsidiaries in Asia	Operations	Percentage of shares controlled by Minebea
Japan		
Minebea Electronics Co., Ltd.	Manufacture and sale of electronic devices and components	100.0%
NMB Electro Precision, Inc.	Manufacture and sale of fan motors	100.0
Minebea Onkyo Co., Ltd.	Development of speakers and transformers	100.0
Thailand		
NMB Thai Ltd.	Manufacture and sale of bearings	100.0
Pelmec Thai Ltd.	Manufacture and sale of bearings	100.0
Minebea Thai Ltd.	Manufacture and sale of keyboards, motors and other products	100.0
NMB Hi-Tech Bearings Ltd.	Manufacture and sale of bearings	100.0
NMB Precision Balls Ltd.	Manufacture and sale of steel balls for ball bearings	100.0
Minebea Electronics (Thailand) Co., Ltd.	Manufacture and sale of electronic devices and components	100.0
Power Electronics of Minebea Co., Ltd.	Manufacture and sale of electronic devices and components	100.0
Singapore		
NMB Singapore Ltd.	Manufacture and sale of bearings and measuring instruments	97.4
Pelmec Industries (Pte.) Ltd.	Manufacture and sale of bearings	100.0
Minebea Technologies Pte. Ltd.	Sale of bearings, electronic devices and components	100.0
China		
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Development of bearings and fan motors	100.0
Taiwan Area		
Minebea Technologies, Taiwan Co., Ltd.	Manufacture and sale of speaker units	100.0
Korea		
NMB Korea Co., Ltd.	Sale of bearings, electronic devices and components	100.0
Malaysia		
Kuen Dar (M) Sdn. Bhd.	Manufacture and sale of speaker units	100.0

Subsidiaries in North America	Operations	Percentage of shares controlled by Minebea
United States		
NMB (USA) Inc.	Holding company	100.0%
New Hampshire Ball Bearings, Inc.	Manufacture and sale of bearings	100.0
IMC Magnetics Corp.	Manufacture and sale of solenoid valves and motors	100.0
Hansen Corporation	Manufacture and sale of motors	100.0
NMB Technologies Corporation	Sale of bearings, electronic devices and components	100.0

Subsidiaries in Europe	Operations	Percentage of shares controlled by Minebea
United Kingdom		
Rose Bearings Ltd.	Manufacture and sale of bearings	100.0%
Minebea Electronics (UK) Ltd.	Manufacture and sale of switching power supplies	100.0
NMB (U.K.) Ltd.	Sale of bearings, electronic devices and components and printing on keyboards	100.0
Germany		
Precision-Motors-Deutsche-Minebea-GmbH	Manufacture and sale of spindle motors for HDDs	100.0
NMB-Minebea-GmbH	Sale of bearings, electronic devices and components	100.0
Italy		
NMB Italia S.r.L.	Sale of bearings, electronic devices and components	100.0
France		
NMB Minebea S.a.r.l.	Sale of bearings, electronic devices and components	100.0

As of June 2002

Minebea Co., Ltd.
Corporate Information

Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
http://www.minebea.co.jp/

Registered Headquarters
4106-73, Oaza Miyota,
Miyota-machi, Kitasaku-gun,
Nagano 389-0206, Japan
Tel: 81-2-6732-2200
Fax: 81-2-6731-1330

Established
July 16, 1951

Investor Information

Common Stock (As of March 31, 2002)
Authorized: 1,000,000,000 shares
Issued: 399,167,695 shares
Capital: ¥68,259 million

Common Stock Listings
Tokyo, Osaka and Nagoya

American Depositary Receipts
Ratio (ADR: ORD): 1: 2
Exchange: Over-the-Counter (OTC)
Symbol: MNBEY
CUSIP: 602725301
Depositary: The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Tel: 1-212-815-2204
U.S. toll-free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr/

Independent Certified Public Accountants
Shin Nihon & Co.

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.



Stock Prices on the Tokyo Stock Exchange
Yen
1850
1750
1650
1550
1450
1350
1250
1150
1050
950
850
750
650
550
450
Average Daily Volume of Stock Traded, by Month
Millions of shares
6
4
2
0
1997
1998
1999
2000
2001
2002
High
Opening
Closing
Low
High
Closing
Opening
Low
Black: opening price > closing price
White: closing price > opening price

For further information please contact:

Minebea Co., Ltd.
Strategy Planning Department
Investor Relations Office
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Minebea

Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
http://www.minebea.co.jp/

Printed in Japan
October 2002